Exhibit 99.1

PENN WEST ANNOUNCES ITS RESULTS FOR THE FOURTH QUARTER
ENDED DECEMBER 31, 2009

FOR IMMEDIATE RELEASE, February 18, 2010

PENN WEST ENERGY TRUST (TSX – PWT.UN; NYSE – PWE) is pleased to announce its results for the fourth quarter ended December 31, 2009

Operations
•	Production for 2009 averaged 177,221 (1) boe per day exceeding our guidance of 171,500 to 176,500 boe per day (net of property dispositions of approximately 3,500 boe per day annualized).
•
Fourth quarter production averaged 170,164 boe per day and was weighted 60 percent to oil and 40 percent to natural gas. This production level reflects the impact of property dispositions and cold weather in December.

•	Crude oil and NGL production averaged 101,636 barrels per day and natural gas production averaged approximately 411 mmcf per day in the fourth quarter of 2009.
•
Excluding net property dispositions of $196 million, development capital expenditures were $196 million in the fourth quarter of 2009. In the quarter, we continued to execute on our resource play strategy with 88 percent of our 25 net wells being horizontal multi-stage fracture wells, with a success rate of 96 percent.

Reserve Highlights
•
At December 31, 2009, total working interest proved reserves were 497 mmboe and total working interest proved plus probable reserves were 687 mmboe. Both reserve categories are weighted approximately 69 percent to crude oil and liquids and 31 percent to natural gas.

•
Our proved plus probable finding and development cost was $13.75 per boe before the change in future development costs (“FDC”) (2008 - $18.94) and $16.12 per boe including the change in FDC (2008 - $24.57), excluding the effect of acquisitions and dispositions. Over ninety percent of proved plus probable reserve additions from development activities were oil.

•	Penn West’s recycle ratio (2), excluding the change in FDC, was 1.9 times.

Financial Results
•
Funds flow (2) of $366 million in the fourth quarter of 2009 was five percent higher than the $349 million realized in the third quarter of 2009 and 25 percent lower than the $490 million realized in the fourth quarter of 2008. On a per-unit-basis (2) basic funds flow was $0.87 per unit in the fourth quarter of 2009 compared to $0.84 per unit in the third quarter of 2009 and $1.27 per unit in the fourth quarter of 2008.

•
Net loss was $12 million ($0.03 per unit-basic) in the fourth quarter of 2009 compared to net income of $7 million ($0.02 per unit-basic) in the third quarter of 2009 and net income of $404 million ($1.05 per unit-basic) in the fourth quarter of 2008. The decline in net income in the fourth quarter of 2009 compared to 2008 was primarily due to unrealized risk management losses.

•
The netback (2) of $28.11 per boe in the fourth quarter of 2009 was eight percent higher than the third quarter of 2009 and three percent higher than the fourth quarter of 2008. The increase from the prior periods was due to improved commodity prices.

•
In 2009, Penn West’s net debt (2) was reduced by approximately $822 million (3). In the first quarter of 2010, net debt was reduced by a further $434 million from the net cash proceeds received in the property swap bringing the total debt reduction to $1.3 billion since January 1, 2009.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)
The terms “funds flow”, “funds flow per unit-basic”, “recycle ratio”, “netback” and “net debt” are non-GAAP measures. Please refer to the “Calculation of Funds Flow”, “Netbacks” and “Non-GAAP Measures Advisory” sections below. Funds flow for 2009 includes $75 million of realized gains from foreign exchange contracts related to oil collars in the second quarter of 2009.

(3)	Consists of the change in long-term debt, convertible debentures and working capital (excluding future income taxes and risk management), per the Consolidated Balance Sheets.

2009 FOURTH QUARTER RELEASE

Business Strategy
•
Penn West has used an aggressive acquisition strategy to accumulate significant positions in many of the largest light-oil properties in the Western Canada Sedimentary Basin (the “Basin”), focusing on properties characterized by modest recoveries to date and low decline rates. As we accumulated our asset base over the past 15 years, we held to the principle that advances in and application of new technologies would provide the keys to unlocking the potential of these large pools.

•
Commencing in late 2007 and continuing through 2009, we built a foundation of expertise on the application of multi-stage fracture technology to large resource-in-place areas. The wide spread application of this technology on our extensive resource base will drive our exploration and development strategy going forward.

•	After conversion to a conventional corporation within the next 18 months, Penn West’s business plan will contain a mix of yield and growth for investors.
•
Our capital program for 2010 is designed to solidify our foundation from which we intend to significantly increase our activity levels in the coming years, and deliver growth. The program includes drilling approximately 250 to 300 net wells focused approximately 75 percent in areas that can be scaled up exponentially, improve capital efficiency and provide a higher degree of economic certainty. While our asset base encompasses nearly all play types in the Basin, we have weighted our 2010 capital program toward large oil resource plays, a few of which are highlighted below:

West Central Alberta – Cardium

•
The Cardium is the largest and most aerially extensive conventional light-oil resource in Canada. Penn West is the largest land holder and producer in the Cardium play area by a wide margin, with approximately 900 net sections of land (more than 570,000 net acres) and current production of approximately 25,000 boe per day. We began studying the use of horizontal multi fracture technology in the Cardium in 2008.

•
Our plan for 2010 includes drilling 35-50 additional horizontal wells targeting both our current focus area in Pembina and to a greater extent on the 70 percent of our holdings in the perimeter or “halo” area of the Cardium. We are excited about our Cardium opportunities as our large land holdings, large infrastructure ownership and the scale of our existing production base provides us with strategic advantages enabling us to deliver large scale and repeatable development programs to deliver more economic results.

•
Our most recent success comes from an area that many have dismissed as being in the “water flooded” part of the Pembina Cardium. We recently drilled a well in Pembina Cardium Unit #9 that has commenced production at rates in excess of 800 boe per day.

Dodsland Saskatchewan – Viking

•
Penn West owns approximately 190 net sections of land (more than 120,000 net acres) with light-oil resource potential at Dodsland in the Viking Formation. In our first phase of delineation drilling Penn West has, since late 2007, drilled 35 horizontal oil wells targeting the areally extensive Viking Formation. We have achieved initial three-month rates averaging approximately 70 to 75 boe per day, one-year exit rates averaging approximately 40 to 45 boe per day and two-year exit rates averaging approximately 30 to 35 boe per day. The initial rates and the leveling off of production decline after the first year are very encouraging. Based on our success to date and the extent of Penn West’s land position at Dodsland we are embarking on a more aggressive delineation program of 40 to 50 horizontal wells in 2010 followed by a more aggressive first development phase in 2011.

Waskada Manitoba – Lower Amaranth

•
Penn West is the largest land and infrastructure holder in this Lower Amaranth light-oil play with 75 net sections of land (approximately 50,000 acres) and total current production of approximately 1,200 boe per day. In 2009, Penn West deployed horizontal multi-stage fracture technology throughout the area and experienced a high rate of success. Seven horizontal wells were drilled in late 2009 with three month average production rates in excess of 100 boe per day per well. Due to these results, Penn West has expanded its drilling program in 2010 and plans to drill 35-50 horizontal multi-stage fracture wells.

2009 FOURTH QUARTER RELEASE

Acquisitions and Dispositions
•
On January 15, 2010, Penn West closed an Asset Exchange Agreement increasing its position in its light-oil resource plays at Pembina and Dodsland with total production of approximately 560 boe per day in exchange for certain interests in the Leitchville area with total production of approximately 3,500 boe per day. Additionally, Penn West received net cash proceeds of approximately $434 million which was applied to Penn West’s bank facility.

•
In November 2009, Penn West closed the sale of certain non-core heavy oil properties in the Lloydminster area with production of approximately 6,000 boe per day. The proceeds from this transaction were used to reduce the bank facility.

Corporate Conversion
•
Penn West currently plans to convert to a corporate structure within the next 18 months. The timing of such conversion is dependent on the strength of commodity prices and equity markets, operating performance and the extent of Penn West’s success in developing its inventory of prospects. After conversion, total shareholder return is expected to be a combination of growth and yield.

Business Environment
•
Crude oil prices averaged WTI US$61.93 per barrel in 2009 compared to WTI US$99.66 in 2008. Oil prices in the fourth quarter of 2009 averaged WTI US$76.17 per barrel and appreciated from an average of WTI US$68.29 per barrel in the third quarter of 2009 and WTI US$58.76 per barrel in the fourth quarter of 2008. The price of crude oil increased throughout 2009 consistent with general economic conditions.

•
The AECO Monthly Index averaged $3.91 per GJ in 2009 compared to $7.71 per GJ in 2008. The AECO Monthly Index averaged $4.01 per GJ in the fourth quarter of 2009 compared to $2.87 per GJ for the third quarter of 2009 and $6.43 per GJ for the fourth quarter of 2008. In the fourth quarter of 2009, the price of natural gas started to improve as storage levels began to normalize due to increased demand from colder than normal North American weather.

Financing
•	As at December 31, 2009, Penn West had $1.4 billion of unused credit capacity on our bank facility.
•
Currently, Penn West has approximately 35 percent of its 2010 crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel and approximately 17 percent of its 2010 natural gas production hedged between $6.01 per GJ and $8.29 per GJ.

Distributions
•
Penn West’s Board of Directors approved the distribution level at $0.15 per unit per month for each of February, March, and April 2010 subject to maintenance of current forecasts of commodity prices, production levels and capital budget.

Quarterly Financial Summary
(millions, except per unit and production amounts)

Three months ended	Dec. 31, 2009	Sep. 30, 2009	June 30, 2009	Mar. 31, 2009
Gross revenues (1)	$831	$800	$791	$781
Funds flow	366	349	430	348
Basic per unit	0.87	0.84	1.05	0.87
Diluted per unit	0.86	0.83	1.05	0.87
Net income (loss)	(12)	7	(41)	(98)
Basic per unit	(0.03)	0.02	(0.10)	(0.25)
Diluted per unit	(0.03)	0.02	(0.10)	(0.25)
Distributions declared	189	188	188	276
Per unit	$0.45	$0.45	$0.45	$0.69
Production
Liquids (bbls/d) (2)	101,636	104,583	104,070	105,643
Natural gas (mmcf/d)	411	441	459	447
Total (boe/d)	170,164	178,124	180,601	180,096

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

2009 FOURTH QUARTER RELEASE

HIGHLIGHTS
	Three months ended December 31			Year ended December 31
	2009	2008	% change	2009	2008	% change
Financial (millions, except per unit amounts)
Gross revenues (1)	$831	$968	(14)	$3,203	$4,651	(31)
Funds flow	366	490	(25)	1,493	2,537	(41)
Basic per unit	0.87	1.27	(32)	3.62	6.75	(46)
Diluted per unit	0.86	1.26	(32)	3.60	6.66	(46)
Net income (loss)	(12)	404	(100)	(144)	1,221	(100)
Basic per unit	(0.03)	1.05	(100)	(0.35)	3.25	(100)
Diluted per unit	(0.03)	1.04	(100)	(0.35)	3.22	(100)
Capital expenditures, net (2)	-	288	(100)	319	1,045	(69)
Long-term debt at period-end	3,219	3,854	(16)	3,219	3,854	(16)
Convertible debentures	273	296	(8)	273	296	(8)
Distributions paid (3)	$189	$392	(52)	$910	$1,500	(39)
Payout ratio (4)	52%	80%	(28)	61%	59%	2
Operations
Daily production
Light oil and NGL (bbls/d)	77,627	79,115	(2)	78,011	80,370	(3)
Heavy oil (bbls/d)	24,009	26,529	(10)	25,962	27,366	(5)
Natural gas (mmcf/d)	411	476	(14)	440	490	(10)
Total production (boe/d)	170,164	184,908	(8)	177,221	189,462	(6)
Average sales price
Light oil and NGL (per bbl)	$69.49	$53.72	29	$59.07	$91.30	(35)
Heavy oil (per bbl)	62.97	38.67	63	53.75	74.55	(28)
Natural gas (per mcf)	4.39	7.03	(38)	4.13	8.43	(51)
Netback per boe
Sales price	$51.19	$46.79	9	$44.11	$71.65	(38)
Risk management gain (loss)	1.89	3.12	(39)	5.32	(6.05)	100
Net sales price	53.08	49.91	6	49.43	65.60	(25)
Royalties	(9.35)	(8.89)	5	(7.66)	(12.95)	(41)
Operating expenses	(15.10)	(13.22)	14	(14.93)	(12.31)	21
Transportation	(0.52)	(0.49)	6	(0.52)	(0.49)	6
Netback	$28.11	$27.31	3	$26.32	$39.85	(34)

(1)   Gross revenues include realized gains and losses on commodity contracts.
(2)   Excludes business combinations and includes net proceeds on property acquisitions and dispositions.
(3)   Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
(4)   Payout ratio is calculated as distributions paid divided by funds flow. The term “payout ratio” is a non-GAAP measure. See “Non-GAAP Measures Advisory”
section below.

2009 FOURTH QUARTER RELEASE

DRILLING PROGRAM

	Three months ended December 31				Year ended December 31
	2009		2008		2009		2008
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	33	19	90	34	102	68	279	136
Natural gas	8	5	22	11	40	17	224	103
Dry	1	1	6	3	2	2	14	11
	42	25	118	48	144	87	517	250
Stratigraphic and service	3	-	4	4	11	7	40	38
Total	45	25	122	52	155	94	557	288
Success rate (1)		96%		94%		98%		96%

 (1)    Success rate is calculated excluding stratigraphic and service wells.

Penn West reduced its capital expenditure program in 2009, compared to 2008, in response to the decline in commodity prices resulting from the financial crisis. Our 2009 capital spending was focused on large resource plays utilizing horizontal multi-stage fracture applications which enhanced capital efficiency. Our 2010 capital budget has been increased compared to 2009 due to the partial recovery in commodity prices and our strategy to accelerate the development of certain of our large scale light-oil properties.

LAND

	As at December 31
	Producing			Non-producing
	2009	2008	% change	2009	2008	% change
Gross acres (000s)	6,016	6,410	(6)	3,106	4,010	(23)
Net acres (000s)	4,047	4,242	(5)	2,425	3,223	(25)
Average working interest	67%	66%	1	78%	80%	(2)

The decline in net acres of producing land compared to 2008 was the result of property dispositions. The decrease in non-producing land holdings compared to 2008 was primarily due to land expirations in non-core areas.

CORE AREA ACTIVITY

Core Area	Net wells drilled for the year ended December 31, 2009	Non-producing land as at December 31, 2009 (thousands of net acres)
Central	14	253
Eastern	19	249
Northern	2	706
North West Alberta	7	465
Southern	52	752
	94	2,425

2009 FOURTH QUARTER RELEASE

TRUST UNIT DATA

	Three months ended December 31			Year ended December 31
(millions of units)	2009	2008	% change	2009	2008	% change
Weighted average
Basic	420.7	385.0	9	412.9	375.6	10
Diluted	420.7	391.2	8	412.9	382.9	8
Outstanding as at December 31				421.6	386.5	9

In February 2009, Penn West issued approximately 17.7 million trust units on a bought-deal basis with a syndicate of underwriters. On April 30, 2009, Penn West issued an additional 4.7 million trust units on the closing of the Reece Energy Exploration Corp. acquisition.

RESERVE DATA

a)      Working Interest Reserves using forecast prices and costs

Penn West as at December 31, 2009 Reserve	Light & Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
Estimates Category (1)(2)	(mmbbl)	(mmbbl)	(bcf)	(mmbbl)	(mmboe)

Proved
Developed producing	211	53	828	22	423
Developed non-producing	4	1	49	1	14
Undeveloped	46	2	61	1	59
Total proved	261	56	938	24	497
Probable	107	15	354	9	190
Total proved plus probable	368	71	1,292	33	687

(1)	Working interest reserves are before royalty burdens and exclude royalty interests.
(2)	Columns may not add due to rounding.

2009 FOURTH QUARTER RELEASE

b)      Net after Royalty Interest Reserves using forecast prices and costs

Penn West as at December 31, 2009 Reserve	Light & Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
Estimates Category (1)(2)	(mmbbl)	(mmbbl)	(bcf)	(mmbbl)	(mmboe)

Proved
Developed producing	181	48	713	16	364
Developed non-producing	3	1	39	1	12
Undeveloped	40	1	54	1	51
Total proved	224	51	807	17	426
Probable	91	13	299	6	161
Total proved plus probable	316	64	1,105	24	587

(1) Net after royalty reserves are working interest reserves including royalty interests and deducting royalty burdens.
(2) Columns may not add due to rounding.

Penn West’s reserves continued to reflect a high concentration of proved developed reserves. Of total proved reserves, 88 percent were developed at December 31, 2009 compared to 90 percent at December 31, 2008. Of total proved plus probable reserves only nine percent were proved undeveloped at December 31, 2009 compared to seven percent at December 31, 2008. In 2009, all of our reserves were evaluated or audited by GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Limited (“SAL”), both independent engineering firms, of which approximately 15 percent of total proved plus probable reserves were internally evaluated and audited by our independent qualified reserve evaluators.

GLJ and SAL are Penn West’s independent qualified reserve evaluators. The reserve estimates have been calculated in compliance with the National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Under NI 51-101, proved reserve estimates are defined as having a high degree of certainty with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be equal to or greater than the proved plus probable reserves estimate.

Additional reserve disclosure tables, as required under NI 51-101, will be contained in Penn West’s Annual Information Form that will be filed on SEDAR at www.sedar.com.

2009 FOURTH QUARTER RELEASE

c)  Reconciliation of Working Interest Reserves using forecast prices and costs

	Light and Medium Oil and Natural Gas Liquids (mmbbl)			Heavy Oil (mmbbl)
Reconciliation Items (1)	Proved	Probable	Proved plus probable	Proved	Probable	Proved plus probable
December 31, 2008	290	99	389	62	31	94
Extensions	13	22	34	-	-	-
Improved Recovery	3	(2)	2	-	-	-
Infill Drilling	3	1	5	2	-	2
Technical Revisions	2	(6)	(4)	11	(3)	8
Discoveries	-	-	-	-	-	-
Acquisitions	4	2	6	-	-	-
Dispositions	(2)	(1)	(3)	(11)	(14)	(24)
Economic Factors	-	-	-	-	-	-
Production	(28)	-	(28)	(10)	-	(10)
December 31, 2009	285	116	401	56	15	71

	Natural Gas (bcf)			Barrels of Oil Equivalent (mmboe)
Reconciliation Items (1)	Proved	Probable	Proved plus probable	Proved	Probable	Proved plus probable
December 31, 2008	1,074	402	1,476	532	197	729
Extensions	21	8	29	16	23	39
Improved Recovery	2	1	3	4	(1)	2
Infill Drilling	2	1	3	6	2	8
Technical Revisions	24	(38)	(14)	17	(15)	2
Discoveries	2	1	4	-	-	1
Acquisitions	8	4	12	5	3	8
Dispositions	(37)	(17)	(55)	(19)	(17)	(36)
Economic Factors	(1)	(9)	(10)	-	(2)	(2)
Production	(157)	-	(157)	(64)	-	(64)
December 31, 2009	938	354	1,292	497	190	687

(1)	Columns may not add due to rounding.

Penn West limited its capital spending in 2009 as a result of a weak commodity price environment in the early part of the year. Finding and development costs decreased year over year due to an increased concentration on oil resource plays and the resulting above forecast production performance in 2009. During 2009, over ninety percent of proved plus probable reserve additions from development activity were oil.

2009 FOURTH QUARTER RELEASE

d)     Net present value of future net revenue using forecast prices and costs (millions)
 at December 31, 2009

	Net present value of future net revenue before income taxes (discounted @)
Reserve Category (1)	0%	5%	10%	15%	20%

Proved
Developed producing	$14,235	$10,092	$7,913	$6,572	$5,658
Developed non-producing	411	309	245	203	173
Undeveloped	2,417	1,345	830	541	362
Total proved	$17,063	$11,746	$8,989	$7,315	$6,193
Probable	8,461	4,294	2,635	1,802	1,321
Total proved plus probable	$25,524	$16,040	$11,623	$9,118	$7,513

(1)	Columns may not add due to rounding.

Net present values are net of wellbore abandonment liabilities and are based on the price assumptions that are contained in the following table. It should not be assumed that the discounted estimated future net revenues represent fair market value of the reserves.

e)  Summary of pricing and inflation rate assumptions as of December 31, 2009 using forecast prices and costs

	Oil
	WTI Cushing, Oklahoma	Edmonton Par 40o API	Lloydminster Blend 21o API	Cromer Medium 29o API	Natural gas AECO gas price	Edmonton propane	Inflation rate	Exchange rate
Year	($US/bbl)	($CAD/bbl)	($CAD/bbl)	($CAD/bbl)	($CAD/mcf)	($CAD/bbl)	(%)	($US equals $1 CAD)

Historical
2005	56.58	69.11	43.03	56.62	8.58	43.04	2.2	0.83
2006	66.22	73.16	50.36	62.24	7.02	43.97	2.1	0.88
2007	72.24	77.02	52.03	66.30	6.65	46.85	2.1	0.94
2008	98.05	101.82	82.59	93.40	8.16	58.31	1.7	0.94
2009	61.60	66.32	58.39	62.98	4.20	37.99	0.3	0.88
Forecast
2010	79.58	83.75	72.25	78.32	5.66	52.60	-	0.94
2011	83.73	88.20	74.79	81.61	6.50	55.39	2.0	0.94
2012	86.45	91.09	74.49	82.91	6.67	57.20	2.0	0.94
2013	89.60	94.46	75.84	85.04	7.09	59.32	2.0	0.94
2014	92.00	97.01	77.38	86.83	7.52	60.93	2.0	0.94
2015	93.84	98.98	78.94	88.59	7.66	62.16	2.0	0.94
2016	95.72	100.97	80.54	90.37	7.88	63.41	2.0	0.94
2017	97.64	103.01	82.16	92.20	8.24	64.69	2.0	0.94
2018	99.59	105.09	83.83	94.06	8.62	66.00	2.0	0.94
2019	101.58	107.21	85.51	95.96	8.80	67.33	2.0	0.94
Thereafter escalating at	2%	2%	2%	2%	2%	2%	2.0	-

2009 FOURTH QUARTER RELEASE

f)   Finding and development costs (“F&D costs”)

	Year ended December 31
	2009	2008	2007	3-Year average

Excluding future development costs (“FDC”) (1)
F&D costs per boe – proved plus probable	$13.75	$18.94	$29.43	$18.84
F&D costs per boe – proved	$16.10	$27.17	$33.09	$23.80

Including future development costs (2)
F&D costs per boe – proved plus probable	$16.12	$24.57	$28.81	$24.99
F&D costs per boe – proved	$16.19	$31.94	$31.83	$27.70

(1)	The calculation of F&D excludes the change in FDC and the effects of acquisitions and dispositions.
(2)	The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and dispositions.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

g)  Future development costs using forecast prices and costs (millions)

Year	Proved Future Development Costs	Proved plus Probable Future Development Costs
2010	$342	$448
2011	302	453
2012	143	349
2013	85	215
2014	49	106
2015 and subsequent	231	344
Undiscounted total	$1,152	$1,915
Discounted @ 10%/yr	$866	$1,436

Charting our Performance

2009 FOURTH QUARTER RELEASE

Letter to our Unitholders

Penn West had a successful fourth quarter of 2009, complimenting a year of achievement which we focused on resource plays, efficiency improvement, and balance sheet strength. We believe that the acceleration of our capital development program and unlocking the potential in our large, light-oil focused, resource plays will provide a bright future for Penn West.

Through prudent allocation of capital, improved field execution, and the widespread deployment of new horizontal drilling technology across our asset base, Penn West continued the trend established in 2008 of lowering finding and development costs (“F&D”). Based on proved plus probable reserve additions, excluding future development costs, Penn West realized an F&D cost of $13.75 per boe, with the vast majority of reserve additions being high netback oil. This figure represents a reduction of 27 percent over 2008’s F&D of $18.94 per boe. In 2009, development capital expenditures totaled $688 million. This is a significant reduction from the 2008 program, where capital development expenditures totaled $1,095 million. As the market posts stronger commodity prices in 2010 compared to one year ago, Penn West is excited to implement increasingly aggressive development plans across our suite of assets. We anticipate spending between $700 and $850 million in 2010, a modest reduction from previous guidance of $750 - $900 million.

The 2010 capital program will focus on resource-play potential in the Cardium formation in areas such as Pembina, Willesden Green and others; the light-oil resource in the Lower Amaranth of Waskada in southwest Manitoba; shale gas in the Cordova Embayment of northeast British Columbia; and ongoing redevelopment projects in the light-oil pools of the Viking formation at Dodsland.

Full year 2009 production exceeded guidance of 171,500 to 176,500 boe per day, net of acquisitions and divestitures, averaging 177,221 boe per day. Penn West divested assets throughout 2009 which resulted in a reduction of approximately 3,500 boe per day of annual average daily production. These divestitures allowed Penn West to reduce debt while at the same time strategically focusing future development into assets which provide the best full-cycle economics and value-creation opportunities for our unitholders.

Penn West is pleased to announce that our net debt, including working capital, has been reduced by approximately $822 million in 2009. An additional $434 million has been placed against company debt, the result of net cash proceeds received in the property swap announced late in 2009 and which closed in early 2010. A strong balance sheet, debt capital diversity and financial flexibility remain a priority for Penn West.

Our reduced debt, improved efficiencies and high concentration of land and infrastructure in many of western Canada's emerging resource plays position Penn West to take full advantage of our planned conversion to a conventional corporation. As we move from an income trust structure to a conventional corporation we intend to go forward with a mixture of yield and growth.

The management team of Penn West would like to thank our Board of Directors and staff for their counsel and contributions through 2009. Your efforts have enabled Penn West to remain a dominant player in the Canadian oil and gas industry.

On behalf of the Board of Directors,

William E. Andrew Chief Executive Officer	Murray R. Nunns President and Chief Operating Officer

Calgary, Alberta
February 17, 2010

2009 FOURTH QUARTER RELEASE

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under generally accepted accounting principles (“GAAP”), including funds flow, funds flow per unit-basic, netback, payout ratio, recycle ratio and net debt. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions and to economically rank projects. See “Netbacks” below. Operating margin is calculated as revenue less royalties, operating costs and transportation and is used for similar purposes to netback. Payout ratio is calculated as distributions paid divided by funds flow. We use payout ratio to assess the adequacy of retained funds flow to finance capital programs. Recycle ratio is calculated as netback divided by the capital cost of reserve replacement which is one of our indicators to ensure our capital programs are adding reserves at an economic cost. Net debt is calculated as the sum of long-term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage levels and hence the continuing appropriateness of our distribution and capital investment levels.

Oil and Gas Information Advisory

Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading, particularly if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

Forward- Looking Statements

This press release contains forward-looking statements.  Please refer to our disclaimer on forward-looking statements set forth at the end of the management's discussion and analysis attached to this press release.

2009 FOURTH QUARTER RELEASE

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months and year ended December 31, 2009

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “We” or “Our”) for the three months and year ended December 31, 2009 and the audited consolidated financial statements and MD&A for the year ended December 31, 2008. The date of this MD&A is February 17, 2010.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading, particularly if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, payout ratio, recycle ratio, net debt, return on equity and return on capital included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Penn West utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects, to economically rank projects and to assess its capacity to fund distributions and future capital programs. Refer to “Netbacks” below. Payout ratio is calculated as distributions paid divided by funds flow which is used to assess the adequacy of retained funds flow to finance capital programs. Recycle ratio is calculated as netback divided by the capital cost of reserve replacements which is one of our measures to ensure our capital programs are adding reserves at an economic cost. Net debt is the sum of long-term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage levels and hence the continuing appropriateness of our distribution and capital investment levels. Return on equity is the rate of return calculated by comparing net income to unitholders equity. Return on capital is calculated using net income and financing charges compared to unitholder equity and long-term debt and is used to assess how well Penn West utilizes the capital invested into the company. Reconciliations of funds flow to its nearest measure prescribed by GAAP are provided below. See “Performance Indicators” below.

Calculation of Funds Flow

	Three months ended December 31		Year ended December 31
(millions, except per unit amounts)	2009	2008	2009	2008
Cash flow from operating activities	$438	$602	$1,401	$2,256
Increase (decrease) in non-cash working capital	(88)	(144)	27	196
Asset retirement expenditures	16	32	65	85
Funds flow	$366	$490	$1,493	$2,537

Basic per unit	$0.87	$1.27	$3.62	$6.75
Diluted per unit	$0.86	$1.26	$3.60	$6.66

Funds flow for the year ended December 31, 2009 includes realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts related to oil collars recorded in the second quarter of 2009.

2009 FOURTH QUARTER RELEASE

Annual Financial Summary

		Year ended December 31
(millions, except per unit amounts)	2009	2008	2007
Gross revenues (1)	$3,203	$4,651	$2,462
Funds flow	1,493	2,537	1,332
Basic per unit	3.62	6.75	5.56
Diluted per unit	3.60	6.66	5.51
Net income (loss)	(144)	1,221	175
Basic per unit	(0.35)	3.25	0.73
Diluted per unit	(0.35)	3.22	0.73
Total expenditures, net (2)	319	1,045	1,140
Long-term debt at year-end	3,219	3,854	1,943
Convertible debentures	273	296	-
Distributions paid (3)	910	1,500	976
Total assets	$13,876	$15,412	$8,433

(1)   Gross revenues include realized gains and losses on commodity contracts.
(2)   Excludes business combinations and includes net proceeds on property acquisitions and dispositions.
(3)   Includes distributions paid and reinvested in trust units under the distribution reinvestment plan.

Fourth Quarter and Annual 2009 Highlights

Key financial and operational results for the fourth quarter and year ended 2009 were as follows:

•	Production for 2009 averaged 177,221 boe per day which exceeded our guidance of approximately 171,500 to 176,500 boe per day, net of property dispositions of approximately 3,500 boe per day.
•	Fourth quarter production averaged 170,164 boe per day and was weighted 60 percent to oil and 40 percent to natural gas.
•
For 2009 proved plus probable finding and development costs, excluding future development capital, were $13.75 (2008 - $18.94) with a recycle ratio of 1.9 (2008 – 2.1). Over ninety percent of proved plus probable reserve additions from development activities were oil.

•
Net debt was reduced by approximately $822 million in 2009 and by $222 million in the fourth quarter of 2009. In the first quarter of 2010, net debt was reduced by a further $434 million from the net cash proceeds received in the previously announced property swap, bringing the total reduction to $1.3 billion since January 1, 2009.

•	Unused credit capacity on our bank facility at December 31, 2009 was $1.4 billion.
•
Development capital expenditures for 2009, excluding net asset dispositions, totalled $688 million compared to $1,095 million in 2008. Additionally in 2009, we had $369 million of net property dispositions (2008 - $50 million) and $116 million of business combinations (2008 - $5,525 million) for total expenditures of $435 million (2008 - $6,570 million). The reduction to our 2009 capital program compared to 2008 was in response to lower commodity prices in 2009.

•
Fourth quarter development capital expenditures, excluding net asset dispositions, totalled $196 million compared to $344 million in the fourth quarter of 2008. During the fourth quarter of 2009 we closed net property dispositions of $196 million (2008 - $56 million).

•	Funds flow in 2009 was $1,493 million compared to $2,537 million in 2008. The decrease was primarily due to lower commodity prices in 2009 compared to the prior year.
•	Fourth quarter funds flow in 2009 was $366 million compared to $490 million in the fourth quarter of 2008. The decline was primarily due to lower realized hedging gains in the 2009 period.
•
Net loss for 2009 totalled $144 million compared to net income of $1,221 million in 2008. The decline was primarily due to lower revenues as a result of weaker commodity prices and an increase in unrealized risk management losses.

•
Fourth quarter 2009 net loss was $12 million compared to net income of $404 million in the fourth quarter of 2008. The decline in net income primarily relates to recorded unrealized risk management losses in 2009, compared to unrealized gains in 2008.

•	Netbacks for 2009 were $26.32 per boe compared to $39.85 per boe in 2008. The decline resulted from lower commodity prices for most of 2009.

2009 FOURTH QUARTER RELEASE

•	Fourth quarter netbacks of $28.11 per boe compare to $27.31 per boe in the fourth quarter of 2008. This increase was primarily the result of stronger commodity prices.
•	Distribution levels are currently set at $0.15 per unit, per month.

Quarterly Financial Summary
(millions, except per unit and production amounts) (unaudited)

Three months ended	Dec 31 2009	Sep 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008	Sep 30 2008	June 30 2008	Mar 31 2008
Gross revenues (1)	$831	$800	$791	$781	$968	$1,235	$1,312	$1,136
Funds flow	366	349	430	348	490	662	753	632
Basic per unit	0.87	0.84	1.05	0.87	1.27	1.73	2.00	1.76
Diluted per unit	0.86	0.83	1.05	0.87	1.26	1.71	1.98	1.75
Net income (loss)	(12)	7	(41)	(98)	404	1,062	(323)	78
Basic per unit	(0.03)	0.02	(0.10)	(0.25)	1.05	2.78	(0.86)	0.22
Diluted per unit	(0.03)	0.02	(0.10)	(0.25)	1.04	2.73	(0.86)	0.22
Distributions declared	189	188	188	276	393	391	384	382
Per unit	$0.45	$0.45	$0.45	$0.69	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	101,636	104,583	104,070	105,643	105,644	106,898	109,417	109,016
Natural gas (mmcf/d)	411	441	459	447	476	500	487	500
Total (boe/d)	170,164	178,124	180,601	180,096	184,908	190,177	190,515	192,291

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Financial Markets

Recovery in the financial, credit and commodity markets began in mid-2009 as the financial crisis started to subside. Activity in the equity and debt capital markets increased throughout the year and into 2010 as investors became more optimistic about the economy and eager to invest low yielding cash investments into higher return prospects. Crude oil markets steadily improved after the spring of 2009 as WTI reached highs over US$80.00 per barrel while the spot price of natural gas fell throughout the year before rising again to reach close to AECO $5.70 per GJ during the month of December. The outlook for commodity markets in 2010 and the continued success in applying horizontal multi-fracture technology contributed to the increase to Penn West’s capital budget for 2010 to $700 million to $850 million. Penn West will invest approximately 75 percent of this capital on further re-development on certain of its key light-oil properties.

Penn West continued to improve its financial flexibility throughout 2009 to enable higher levels of capital investment in 2010 and to capitalize on weaker market conditions. Penn West believes these actions further support its strategy to convert to an exploration and development corporation, with a growth and yield component for its equity holders, within the next 18 months. During 2009, we completed the following significant transactions aimed at consolidating our core areas and strengthening our balance sheet:

-
In December, Penn West announced an asset swap that increased its position in its Pembina and Dodsland light-oil plays in exchange for certain interests in the Leitchville area. The transaction closed in January 2010 and included net proceeds of $434 million which were used to reduce bank debt.

-	In November, Penn West closed a property sale of approximately 6,000 boe per day in the Lloydminster area. The proceeds of this transaction were used to reduce bank debt.
-	In May, Penn West diversified its debt structure by completing a private placement of senior unsecured notes with an aggregate principal amount of approximately $238 million.
-	In February, Penn West completed a bought-deal equity issue for total proceeds of approximately $250 million ($238 million net) which were applied to reduce bank debt.
-
The distribution level was reduced to $0.23 per unit effective with the January 2009 distribution paid in February 2009 and reduced further to $0.15 per unit for the April 2009 distribution paid in May 2009.

2009 FOURTH QUARTER RELEASE

These transactions have strengthened our balance sheet and diversified our debt capital portfolio. Since the close of the acquisition of Canetic Resources Trust in January 2008, net debt inclusive of the above noted asset swap has been reduced by more than $1.2 billion. This enables us to again consider potential attractive growth opportunities as they become available and to allocate more dollars to our capital program in order to increase reserves and production from the application of new completions technologies to our asset base.

Commodity Markets

Business Environment

The global recession had a significant impact on crude oil demand in 2009. Oil prices started 2009 near their recent lows and then steadily improved. The recession resulted in the second consecutive year of declining demand growth for crude oil. Some economists believe the recession has ended in North America; however, others believe the economic recovery is still fragile. In contrast, China and other Asian economies appear to be moving out of the recession at a faster pace than developed countries and many forecast this will result in an increase in global oil demand during 2010. Constraints on capital spending by Non-OPEC oil producers will likely keep supply from increasing which could cause OPEC’s spare capacity to diminish over the foreseeable future thereby providing support for prices to remain at least at current levels.

In contrast to crude oil, natural gas prices generally declined over most of 2009 before recovering somewhat in the fourth quarter. The demand for natural gas in North America was negatively impacted by the global recession, most specifically by lower demand from the U.S. industrial sector. This was partially offset by higher gas demand for power generation as low gas prices resulted in natural gas gaining market share from coal. The expected decline in natural gas supply, as a result of capital constraints and lower drilling activity, did not take effect as quickly as some forecasters anticipated. This resulted in natural gas inventory levels reaching an all time high prior to commencement of this year’s winter heating season. Cold North American weather near the end of 2009 increased the demand for natural gas and drew storage levels down to more normal levels which resulted in higher prices late in the year.

Crude Oil

In 2009, WTI crude oil prices averaged US$61.93 per barrel compared to US$99.66 per barrel in 2008. Crude oil prices averaged WTI US$76.17 in the fourth quarter of 2009, an increase from US$68.29 per barrel in the third quarter of 2009 and US$58.76 per barrel for the fourth quarter of 2008. Penn West’s corporate average price benefitted throughout the year from historically tight quality and transportation differentials for Canadian heavy and sour crudes compared to WTI. Recent growth in complex refining capabilities in the U.S. along with declining supplies of heavy and sour crudes from other suppliers such as Mexico and Venezuela are expected to keep quality differentials at narrow levels for the foreseeable future. Penn West’s average crude oil and liquids price for the fourth quarter, before the impact of the realized portion of risk management was $67.95 per barrel.

Currently, Penn West has approximately 35 percent of its crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel for 2010.

Natural Gas

In 2009, the AECO Monthly Index averaged $3.91 per GJ compared to $7.71 per GJ in 2008. The AECO Monthly Index in the fourth quarter of 2009 averaged $4.01 per GJ, an increase from $2.87 per GJ in the third quarter, however, a decline from $6.43 per GJ in the fourth quarter of 2008. Extremely cold North American weather in December 2009 and early January 2010 resulted in a decline in natural gas inventory levels from record highs in 2009 to more normal levels. Supply also appears to be down year over year due to restricted capital programs and lower drilling activity. Currently, demand for 2010 is forecasted to be relatively flat compared to 2009. Penn West’s corporate average gas price for the fourth quarter before the impact of the realized portion of risk management was $4.39 per mcf.

For 2010, Penn West has approximately 17 percent of its natural gas production hedged between $6.01 per GJ and $8.29 per GJ.

2009 FOURTH QUARTER RELEASE

Reece Energy Exploration Corp (“Reece”) Acquisition

On April 30, 2009, Penn West closed the acquisition of Reece, an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which included the assumption of approximately $42 million of debt and working capital. The transaction added current production of approximately 1,900 boe per day and 85,000 net acres of undeveloped land, the majority of which complements Penn West’s Dodsland oil resource play in Southern Saskatchewan.

Performance Indicators

Penn West’s management and Board of Directors monitor our performance based upon a number of qualitative and quantitative factors including:

-	Recycle ratio – This is calculated based on our netback divided by finding and development (“F&D”) costs.
-	Base operations – This includes our production performance and execution of our operational, health, safety, environmental and regulatory programs.
-	Unitholder value measures – This includes key metrics such as funds flow per unit and distributions per unit.
-
Financial, business and strategic considerations – This includes the management of our asset base, balance sheet stewardship, execution of financial transactions and the overall goal of creating unitholder value (return on investment).

Recycle ratio and Finding and Development costs

	Year ended December 31
	2009	2008	2007	3-Year average

Excluding future development costs (“FDC”) (1)
Recycle ratio (2)	1.9	2.1	1.1
F&D costs per boe – proved plus probable	$13.75	$18.94	$29.43	$18.84
F&D costs per boe – proved	$16.10	$27.17	$33.09	$23.80

Including future development costs (3)
Recycle ratio (2)	1.6	1.6	1.1
F&D costs per boe – proved plus probable	$16.12	$24.57	$28.81	$24.99
F&D costs per boe – proved	$16.19	$31.94	$31.83	$27.70

(1) The calculation of F&D excludes the change in FDC and the effects of acquisitions and dispositions.
(2) Recycle ratio includes the realized portion of risk management impacts and uses F&D costs based on a proved plus probable basis.
(3) The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and dispositions.

Penn West’s capital program was scaled back in 2009 due to the weak commodity price environment experienced in late 2008 and early 2009. We added a total of approximately 50 million boe of proved plus probable reserves (excluding corporate acquisitions) with a successful drilling program, experienced strong production performance and increased capital allocations to our key projects. These factors combined with focusing our capital program applying horizontal multi-fracture completions technology contributed to strong F&D cost performance on both a proved and proved plus probable basis. During 2009, over ninety percent of our proved plus probable reserve additions from development activities were oil. The recycle ratio was consistent with our expectations as we anticipated a decline in 2009 as a result of a weaker netback primarily from lower commodity prices. Finding and development costs are calculated in accordance with NI 51-101, which include the change in FDC, on a proved and proved plus probable basis. We also disclose for comparative purposes, F&D costs excluding FDC. F&D costs have declined year over year due to improved production performance and increased concentration on oil resource plays in 2009.

2009 FOURTH QUARTER RELEASE

Base operations

Penn West’s production levels exceeded our guidance throughout 2009. We focused on large resource plays utilizing horizontal multi-stage fracture applications with enhanced capital efficiencies. In the fourth quarter of 2009, Penn West announced a property sale and a property swap as we continue to consolidate operations in our core areas and strengthen our balance sheet. We will continue to review strategic acquisitions and dispositions as we prepare Penn West for a conversion from a trust to a corporation. Refer to the “Update on SIFT Tax and Corporate Conversion” later in this MD&A for further discussion on our corporate conversion.

Unitholder Value Measures

	Year ended December 31
	2009	2008	2007
Funds flow per unit	$3.62	$6.75	$5.56
Distributions paid per unit	$2.23	$4.08	$4.08
Ratio of year-end total long-term debt to annual funds flow	2.2	1.5	1.5

In 2009, the distribution level was decreased to $0.23 per unit per month effective with the January 2009 distribution paid in February and then to $0.15 per unit per month effective with the April 2009 distribution paid in May 2009. This was the result of depressed commodity prices due to the financial crisis and a strategic shift to allocate a greater portion of funds flow to the re-development of certain of our large oil fields with horizontal multi-fracture technology.

The total long-term debt to annual funds flow ratio increased in 2009 due to a reduction in funds flow related to weaker commodity prices compared to 2008. The decrease in long-term debt by approximately 16 percent partially offset the decline in funds flow.

Financial, business and strategic considerations

	Year ended December 31
	2009	2008	2007
Return on capital (1)	-	15%	4%
Return on equity (2)	(2)%	19%	4%
Total assets (millions)	$13,876	$15,412	$8,433

(1) Net income before financing charges divided by average unitholders’ equity and average total debt.
(2) Net income divided by average unitholders’ equity.

The return on capital and return on equity ratios in 2009 were significantly affected by the decline in net income which was primarily attributed to weaker commodity prices and the recording of an unrealized risk management loss during the year. This was partially offset by a significant decline in our total debt compared to 2008.

As noted in the Financial Markets section of this MD&A, we executed a number of transactions during 2009 to further strengthen our balance sheet as we prepare for the transition to a corporate structure. These transactions included an equity issue of $250 million ($238 million net) in February, the private placement of $238 million of unsecured long-term notes in May and the Lloydminster property disposition in November. Further in 2010, Penn West closed a property swap transaction that generated proceeds of $434 million that were allocated to debt reduction.

2009 FOURTH QUARTER RELEASE

RESULTS OF OPERATIONS

Production

	Three months ended December 31			Year ended December 31
Daily production	2009	2008	% change	2009	2008	% change
Light oil and NGL (bbls/d)	77,627	79,115	(2)	78,011	80,370	(3)
Heavy oil (bbls/d)	24,009	26,529	(10)	25,962	27,366	(5)
Natural gas (mmcf/d)	411	476	(14)	440	490	(10)
Total production (boe/d)	170,164	184,908	(8)	177,221	189,462	(6)

Production for 2009 exceeded our guidance range of 171,500 to 176,500 boe per day, net of property dispositions with average production of approximately 3,500 boe per day. Our production results throughout 2009 were relatively consistent quarter over quarter as a result of successful horizontal drilling in our large light oil-in-place areas.

Production of 170,164 boe per day in the fourth quarter of 2009 was lower than the 178,124 boe per day produced in the third quarter of 2009. The decline in the quarter was primarily due to cold weather impacts leading to temporary freeze-ups and additional maintenance which resulted in a temporary reduction of 2,000 boe per day. In addition, the Lloydminster property disposition had an effect of approximately 2,000 boe per day in the quarter.

We strive to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. In the fourth quarter of 2009, crude oil and NGL production averaged 101,636 barrels per day (60 percent of production) and natural gas production averaged 411 mmcf per day (40 percent of production).

We drilled 25 net wells with a success rate of 96 percent in the fourth quarter of 2009 compared to 52 net wells at a success rate of 94 percent in the same period of 2008.

Average Sales Prices
	Three months ended December 31			Year ended December 31
	2009	2008	% change	2009	2008	% change

Light oil and liquids (per bbl)	$69.49	$53.72	29	$59.07	$91.30	(35)
Risk management gain (loss) (per bbl) (1)	1.55	5.09	(70)	8.19	(11.89)	100
Light oil and liquids net (per bbl)	71.04	58.81	21	67.26	79.41	(15)

Heavy Oil (per bbl)	62.97	38.67	63	53.75	74.55	(28)

Natural gas (per mcf)	4.39	7.03	(38)	4.13	8.43	(51)
Risk management gain (loss) (per mcf) (1)	0.49	0.37	32	0.69	(0.39)	100
Natural gas net (per mcf)	4.88	7.40	(34)	4.82	8.04	(40)

Weighted average (per boe)	51.19	46.79	9	44.11	71.65	(38)
Risk management gain (loss) (per boe) (1)	1.89	3.12	(39)	5.32	(6.05)	100
Weighted average net (per boe)	$53.08	$49.91	6	$49.43	$65.60	(25)

(1) Gross revenues include realized gains and losses on commodity contracts.

2009 FOURTH QUARTER RELEASE

Netbacks
	Three months ended December 31			Year ended December 31
	2009	2008	% change	2009	2008	% change
Light oil and NGL(1)
Production (bbls/day)	77,627	79,115	(2)	78,011	80,370	(3)
Operating netback ($/bbl):
Sales price	$69.49	$53.72	29	$59.07	$91.30	(35)
Risk management gain (loss) (2)	1.55	5.09	(70)	8.19	(11.89)	100
Royalties	(13.89)	(9.24)	50	(10.78)	(15.46)	(30)
Operating costs	(19.74)	(18.16)	9	(19.93)	(16.94)	18
Netback	$37.41	$31.41	19	$36.55	$47.01	(22)
Conventional heavy oil
Production (bbls/day)	24,009	26,529	(10)	25,962	27,366	(5)
Operating netback ($/bbl):
Sales price	$62.97	$38.67	63	$53.75	$74.55	(28)
Royalties	(9.52)	(5.80)	64	(7.26)	(11.09)	(35)
Operating costs	(15.37)	(14.04)	9	(15.54)	(13.37)	16
Transportation	(0.07)	(0.05)	40	(0.06)	(0.06)	-
Netback	$38.01	$18.78	100	$30.89	$50.03	(38)
Total liquids
Production (bbls/day)	101,636	105,644	(4)	103,973	107,736	(3)
Operating netback ($/bbl):
Sales price	$67.95	$49.94	36	$57.74	$87.04	(34)
Risk management gain (loss) (2)	1.18	3.81	(69)	6.14	(8.87)	100
Royalties	(12.86)	(8.37)	54	(9.90)	(14.35)	(31)
Operating costs	(18.71)	(17.12)	9	(18.83)	(16.03)	17
Transportation	(0.02)	(0.01)	100	(0.01)	(0.01)	-
Netback	$37.54	$28.25	33	$35.14	$47.78	(26)
Natural gas
Production (mmcf/day)	411	476	(14)	440	490	(10)
Operating netback ($/mcf):
Sales price	$4.39	$7.03	(38)	$4.13	$8.43	(51)
Risk management gain (loss) (2)	0.49	0.37	32	0.69	(0.39)	100
Royalties	(0.69)	(1.60)	(57)	(0.75)	(1.84)	(59)
Operating costs	(1.63)	(1.34)	22	(1.57)	(1.23)	28
Transportation	(0.21)	(0.19)	11	(0.21)	(0.19)	11
Netback	$2.35	$4.27	(45)	$2.29	$4.78	(52)
Combined totals
Production (boe/day)	170,164	184,908	(8)	177,221	189,462	(6)
Operating netback ($/boe):
Sales price	$51.19	$46.79	9	$44.11	$71.65	(38)
Risk management gain (loss) (2)	1.89	3.12	(39)	5.32	(6.05)	100
Royalties	(9.35)	(8.89)	5	(7.66)	(12.95)	(41)
Operating costs	(15.10)	(13.22)	14	(14.93)	(12.31)	21
Transportation	(0.52)	(0.49)	6	(0.52)	(0.49)	6
Netback	$28.11	$27.31	3	$26.32	$39.85	(34)

(1)	Light oil and NGL revenues for the year ended December 31, 2009 include $5 million of other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

2009 FOURTH QUARTER RELEASE

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended December 31			Year ended December 31
(millions)	2009	2008	% change	2009	2008	% change
Light oil and NGL (1)	$507	$555	(9)	$1,920	$2,465	(22)
Heavy oil	139	94	48	509	747	(32)
Natural gas	185	319	(42)	774	1,439	(46)
Gross revenues (2)	$831	$968	(14)	$3,203	$4,651	(31)

(1)    Light oil and NGL revenues for the year ended December 31, 2009 include $5 million of other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

The decrease in revenue for 2009 from the comparative periods in 2008 was mainly the result of lower commodity prices coupled with lower production volumes. For 2009, light oil and liquid prices were 35 percent lower, natural gas prices were 51 percent lower and heavy oil prices were 28 percent lower than 2008. Additionally, as the WTI benchmark price is denominated in US Dollars, the weakening of the US Dollar has contributed to lower revenues.

Reconciliation of decreases in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2008	$4,651
Decrease in light oil and NGL production	(79)
Decrease in light oil and NGL prices (including realized risk management)	(466)
Decrease in heavy oil production	(40)
Decrease in heavy oil prices	(198)
Decrease in natural gas production	(153)
Decrease in natural gas prices (including realized risk management)	(512)
Gross revenues – January 1 – December 31, 2009	$3,203

Royalties

	Three months ended December 31			Year ended December 31
	2009	2008	% change	2009	2008	% change
Royalties (millions)	$146	$152	(4)	$495	$898	(45)
Average royalty rate (1)	18%	19%	(1)	17%	18%	(1)
$/boe	$9.35	$8.89	5	$7.66	$12.95	(41)

(1)	Excludes effects of risk management activities.

For the fourth quarter and year ended 2009, royalty rates decreased due to the effect of the new Alberta royalty programs, a part of which became effective in 2009.

The per boe amount increased modestly in the fourth quarter of 2009 as a result of an increase in the light oil and heavy oil prices in comparison to the fourth quarter of 2008.

2009 FOURTH QUARTER RELEASE

Expenses

	Three months ended December 31			Year ended December 31
(millions)	2009	2008	% change	2009	2008	% change
Operating	$237	$226	5	$966	$854	13
Transportation	8	8	-	34	34	-
Financing	41	53	(23)	161	204	(21)
Unit-based compensation	$13	$12	8	$52	$45	16

	Three months ended December 31			Year ended December 31
(per boe)	2009	2008	% change	2009	2008	% change
Operating	$15.10	$13.22	14	$14.93	$12.31	21
Transportation	0.52	0.49	6	0.52	0.49	6
Financing	2.57	3.09	(17)	2.49	2.94	(15)
Unit-based compensation	$0.86	$0.71	21	$0.81	$0.65	25

Operating

Penn West’s operating costs per boe in the fourth quarter of 2009 remained consistent with the third quarter of 2009, as a result of Penn West’s ongoing cost control initiatives.

The increase in 2009 operating costs compared to 2008 was due to greater emphasis on production maintenance activities to maintain production volumes in 2009. Due to the weak commodity price environment early in 2009, Penn West reduced its capital program and focused on highly efficient methods of maintaining production.

A realized loss of $16 million (2008 - $6 million gain) or $0.25 per boe (2008 - $0.09) on electricity contracts was included in operating costs for the year ended December 31, 2009.

Financing

Penn West Petroleum Ltd. (“the Company”) has an unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $3.25 billion. The facility is extendible and expires in January 2011. In November 2009, after significantly reducing the drawings on its bank facilities since early 2008, the Company cancelled its $750 million tranche of the facility which also was set to expire in January 2011. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. We are currently in the process of renewing our credit facility with our bank syndicate and believe we will be successful in renewing the credit facility on acceptable terms prior to the date of expiry.

As at December 31, 2009, the Company had $1.3 billion of senior unsecured notes outstanding as follows:

	Issue date	Amount (millions)	Term	Average interest rate
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80 percent
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25 percent
UK Notes	July 31, 2008	£57	10 years	6.95 percent (1)
2009 Notes	May 5, 2009	US$154, £20, €10, CAD$5	5 – 10 years	8.85 percent (2)

(1)
These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.

(2)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively.

2009 FOURTH QUARTER RELEASE

On May 5, 2009, the Company closed the private placement of senior unsecured notes (the “2009 Notes”) with an aggregate principal amount of approximately $238 million on closing. The 2009 Notes have terms of five years to 10 years and bear an average fixed interest rate of approximately 8.85 percent. The Company used the proceeds of the issue to repay advances on its bank facility.

On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit. The total gross proceeds raised of approximately $250 million ($238 million net) were used to repay a portion of our bank facility.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. To date, no trust units have been issued under these facilities.

At December 31, 2009, the Company had the following interest rate swaps outstanding:
Effective date	Termination date	Initial term	Nominal amount (millions)	Fixed rate (percent)
June 2008	June 2010	2 – years	$50	3.68
November 2008	November 2010	2 – years	$250	2.27
December 2008	December 2011	3 – years	$500	1.61
January 2009	January 2014	5 – years	$600	2.71
June 2010	January 2014	3.5 – years	$50	1.94

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term money market instruments. As at December 31, 2009, 14 percent (2008 – 28 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 86 percent (2008 – 72 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps) at an average rate of approximately 4.57 percent (2008 – 4.38 percent).

Financing charges have declined primarily due to a lower average balance outstanding under our syndicated bank facility and lower interest rates on short-term money market instruments. This was partially offset by a higher percentage of our debt capital being held in senior unsecured notes compared to the prior period. The Company’s senior unsecured notes contain higher fixed interest rates than the syndicated bank facilities. Notwithstanding the current interest rate differentials, we believe the long-term nature of the senior notes is favourable for a portion of our debt capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using a Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. The amounts were allocated to operating expense and general and administrative expense as follows:

	Three months ended December 31			Year ended December 31
(millions)	2009	2008	% change	2009	2008	% change
Operating expense	$3	$3	-	$13	$11	18
General and administrative expense	10	9	11	39	34	15
Unit-based compensation expense	$13	$12	8	$52	$45	16

2009 FOURTH QUARTER RELEASE

General and Administrative Expenses (“G&A”)

	Three months ended December 31			Year ended December 31
(millions, except per boe amounts)	2009	2008	% change	2009	2008	% change
Gross	$47	$58	(19)	$189	$195	(3)
Per boe	3.03	3.35	(10)	2.93	2.81	4
Net (including unit-based compensation)	43	48	(10)	168	158	6
Per boe	2.76	2.86	(4)	2.59	2.29	13
Net (excluding unit-based compensation)	33	39	(15)	129	124	4
Per boe	$2.12	$2.33	(9)	$1.99	$1.80	11

For 2009, the increase in the net cost per boe compared to 2008 was primarily due to lower overhead recoveries from the reduced capital expenditure program during 2009, and lower production volumes.

The decline for the fourth quarter of 2009 compared to the fourth quarter of 2008 was primarily the result of severance costs incurred in the prior year.

Depletion, Depreciation and Accretion (“DD&A”)

	Three months ended December 31			Year ended December 31
(millions, except per boe amounts)	2009	2008	% change	2009	2008	% change
Depletion of oil and natural gas assets	$357	$390	(8)	$1,514	$1,556	(3)
Accretion of asset retirement obligations	10	10	-	42	38	11
Total DD&A	$367	$400	(8)	$1,556	$1,594	(2)
DD&A expense per boe	$23.41	$23.48	-	$24.04	$22.98	5

During 2009, Penn West had F&D costs which were lower than the historical DD&A rate, however, the property dispositions that were completed in 2009 led to an increase in the rate year over year.

Taxes

	Three months ended December 31			Year ended December 31
(millions)	2009	2008	% change	2009	2008	% change
Future income tax (recovery) expense	$(82)	$117	100	$(378)	$135	100

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust level, eliminating income subject to corporate income taxes in the operating entities. The Trust eliminates its taxable income, in part, by deducting distributions paid to its unitholders. Under the Specified Investment Flow-Through (“SIFT”) legislation, which was enacted in June of 2007 and is effective January 1, 2011, distributions will no longer be tax deductible by the Trust. As a result, the Trust will be taxed on its income similar to corporations after the effective date; however, the amount of taxable income transferred to the Trust level and taxed as such is for the most part discretionary.

Future income taxes arise from differences between the accounting and tax basis of assets and liabilities. The estimate of future income taxes is based on the current tax status of the Trust, enacted legislation and management’s best estimates of future events. Certain events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled.

2009 FOURTH QUARTER RELEASE

The future income tax recovery through income in 2009 was $378 million compared to a future income tax expense of $135 million for 2008. The difference was primarily due to a tax benefit of $168 million related to unrealized risk management losses recognized during 2009 compared to a tax charge of $198 million related to unrealized risk management gains in 2008. The difference was also attributable to income tax regulations enacted in March 2009 which determine the provincial component of the future SIFT Tax rate. The net effect of these rules on the Trust is to reduce the Provincial SIFT Tax rate from 13 percent to 10 percent, resulting in the recognition of a future income tax recovery of $65 million in 2009.

Tax Pools

	Year ended December 31
(millions)	2009	2008
Undepreciated capital cost (UCC)	$1,379	$1,394
Canadian oil and gas property expense (COGPE)	1,928	2,514
Canadian development expense (CDE)	1,141	1,243
Canadian exploration expense (CEE)	280	60
Non-capital losses	2,139	1,646
Total	$6,867	$6,857

Tax pool figures exclude income deferred in operating partnerships of $931 million in 2009 (2008 - $885 million).

Update on SIFT Tax and Corporate Conversion

On June 12, 2007, the Government of Canada enacted legislation implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as SIFT entities. The purpose of the SIFT Tax was to impose a tax structure on SIFT entities similar to that of public corporations. Provided SIFT entities adhere to guidelines with respect to limitations on the amount of new equity issued, the SIFT Tax becomes effective on January 1, 2011. Currently, Penn West can issue approximately $14 billion of equity anytime between now and 2011 without prematurely triggering the SIFT Tax.

On March 12, 2009, federal legislation was enacted which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate which under the original rules was equally applicable to all SIFT entities. Under the new rules, Penn West currently has its only permanent establishment in the Province of Alberta thus the combined SIFT tax rate applicable to Penn West will now be 26.5 percent in 2011 and 25.0 percent in 2012 and thereafter.

Also included in the March 12, 2009 legislation were detailed rules providing for the tax-free conversion of SIFT entities into public corporations (the “SIFT Conversion Rules”). These rules enable the conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors. The opportunity for a SIFT entity to apply these relieving provisions is available until the end of 2012.

Penn West currently plans to convert to a corporate structure within the next 18 months. The timing of such conversion is dependent on the strength of commodity prices and equity markets, operating performance and the extent of Penn West’s success in developing its inventory of prospects. After conversion, total shareholder return is expected to be a combination of growth and yield. Management will continue to monitor changes to relevant tax legislation and work with our advisors to determine the optimal future corporate structure.

2009 FOURTH QUARTER RELEASE

Penn West currently has a significant tax pool base, estimated at $6.9 billion on December 31, 2009. Based on current commodity prices, Penn West forecasts it could use these pools, as a trust or corporation, to shelter its taxable income for an extended period after the effective date of the SIFT Tax. Distributions prior to conversion to a corporation which are sheltered by tax pools are not immediately taxable to the Trust or to unitholders. To the extent tax pools are insufficient to shelter distributions after 2010 (and prior to corporate conversion), the SIFT Tax would be payable and distributions of this income would generally be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as they will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account. Subsequent to a conversion to a corporation, shareholders will generally receive taxable dividends eligible for the dividend tax credit.

Foreign Exchange

	Three months ended December 31			Year ended December 31
(millions)	2009	2008	% change	2009	2008	% change
Unrealized foreign exchange (gain) loss	$(25)	$139	100	$(186)	$203	100

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro notes to Canadian dollars using the exchange rates in effect on the balance sheet date. The gain during 2009 was primarily due to the weakening of the US dollar relative to the Canadian dollar.

Funds Flow and Net Income (Loss)

	Three months ended December 31			Year ended December 31
	2009	2008	% change	2009	2008	% change
Funds flow (1) (millions)	$366	$490	(25)	$1,493	$2,537	(41)
Basic per unit	0.87	1.27	(32)	3.62	6.75	(46)
Diluted per unit	0.86	1.26	(32)	3.60	6.66	(46)

Net income (loss) (millions)	(12)	404	(100)	(144)	1,221	(100)
Basic per unit	(0.03)	1.05	(100)	(0.35)	3.25	(100)
Diluted per unit	$(0.03)	$1.04	(100)	$(0.35)	$3.22	(100)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The decline in funds flow realized for 2009 was primarily the result of lower revenue due to weaker commodity prices. During the fourth quarter of 2009, funds flow was lower compared to 2008 due to lower realized hedging gains in the period.

The reduction in net income from the prior periods was primarily due to unrealized risk management losses in 2009 and unrealized risk management gains in 2008.

2009 FOURTH QUARTER RELEASE

Goodwill

(millions)	December 31, 2009	December 31, 2008
Balance, beginning of period	$2,020	$652
Acquisitions	-	1,368
Balance, end of period	$2,020	$2,020

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust. Goodwill is subject to impairment testing which consists of two parts. Under part 1, the fair value of the reporting entity, in our case our market capitalization, is compared to the book value. If the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2009, our market capitalization, including a 20 percent equity control premium, exceeded the book value of Penn West. As a result, Penn West determined there was no goodwill impairment at December 31, 2009.

Capital Expenditures
	Three months ended December 31		Year ended December 31
(millions)	2009	2008	2009	2008
Property (dispositions) acquisitions, net	$(196)	$(56)	$(369)	$(50)
Land acquisition and retention	3	10	19	128
Drilling and completions	88	174	280	509
Facilities and well equipping	86	150	336	398
Geological and geophysical	3	2	9	13
CO2 pilot costs	1	2	6	29
Corporate	15	6	38	18
Capital expenditures	-	288	319	1,045

Business combinations	-	-	116	5,525

Total expenditures	$-	$288	$435	$6,570

We drilled 25 net wells in the fourth quarter of 2009 (2008 – 52) including 22 horizontal multi-stage fracture wells resulting in 19 net oil wells and five net natural gas wells with a success rate of 96 percent (2008 – 94 percent).

In 2009, Penn West reduced its capital spending compared to 2008 as a result of a weak commodity price environment. The 2009 capital program included increased production maintenance activities to maintain production volumes and as a result capital expenditures for facilities and well equipping are proportionally higher in 2009 compared to 2008.

For the year ended December 31, 2009, asset retirement obligations were reduced by $26 million (2008 - $25 million capitalized) reflecting net property dispositions.

CO2 pilot costs represent capital expenditures related to the Pembina and South Swan Hills CO2 pilot projects, including the cost of injectants, for which no incremental reserves have been booked.

2009 FOURTH QUARTER RELEASE

Business Risks

The disclosures under this heading, in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to commodity price risk, credit risk, interest rate risk, foreign currency risk and environmental and climate change risk. We seek to mitigate these risks through various business processes and management controls and from time to time mitigate our exposure to certain of these risks by using financial instruments.

For a summary of outstanding financial instruments, please refer to “Financial Instruments” later in this MD&A and to Note 9 to our unaudited interim consolidated financial statements.

Commodity Price Risk

Commodity price fluctuations are among Penn West’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal, and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and LNG imports. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in US dollars, thus our realized oil prices are impacted by Canadian dollar to US dollar exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates in addition to the use of US dollar denominated borrowings and related interest expense. At December 31, 2009, Penn West had the following foreign currency forward contracts outstanding:

Initial Term	Nominal Amount (millions)	Termination date	Exchange rate
8-year term	Buy US$80	May 2015	1.01027 CAD/USD
10-year term	Buy US$80	May 2017	1.00016 CAD/USD
12-year term	Buy US$70	May 2019	0.99124 CAD/USD
15-year term	Buy US$20	May 2022	0.98740 CAD/USD

At December 31, 2009, we had US dollar denominated debt with a face value of US$859 million outstanding on which the repayment of the principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk including the right to recover unpaid receivables by receiving the partner’s share of production where Penn West is the operator. For oil and natural gas sales and financial derivatives, Penn West follows a counterparty risk procedure whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and is requested to provide security if deemed necessary. For financial derivatives, Penn West normally transacts with counterparties who are members of our banking syndicate or other counterparties that have investment grade ratings. Penn West monitors credit events related to all counterparties and reassesses credit exposures on a regular basis. As necessary, provisions for potential credit related losses are recorded.

2009 FOURTH QUARTER RELEASE

As at December 31, 2009, the maximum exposure to credit risk was $371 million (December 31, 2008 - $834 million) being the carrying value of the accounts receivable and risk management assets. The balance consisted of $371 million of trade accounts receivable at December 31, 2009 compared to $386 million of trade accounts receivable and $448 million of risk management assets at December 31, 2008. Management continuously monitors credit risk and credit policies to ensure exposures to customers are controlled.

Interest Rate Risk

We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which remain at lower levels than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

As at December 31, 2009, we had a total of $1.3 billion of fixed interest rate debt instruments and $0.3 billion of convertible debentures outstanding as follows:

•	The 2007 Notes, totalling US$475 million, bear fixed interest rates at an average rate of approximately 5.80 percent with an average original term of 10.1 years.
•	The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at an average of approximately 6.25 percent with an average original term of 9.6 years.
•
The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent for an original term of 10 years. The Company entered into contracts to fix the principal of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

•
The 2009 Notes, which total US$154 million, £20 million, €10 million and CAD$5 million, bear fixed interest rates at an average rate of 8.85 percent with an average original term of 7.6 years. The Company entered into contracts to fix the principal of the Pounds Sterling and Euro tranches, at $36 million and $16 million bearing interest in Canadian dollars at 9.15 percent and 9.22 percent, respectively.

•
We have unsecured, subordinated convertible debentures outstanding with maturity dates until the end of 2011. For further details on these instruments, refer to the “Convertible Debenture” section below in this MD&A.

Liquidity Risk

Liquidity risk is the risk that Penn West will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs that include a continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities. Additional information on specific instruments is discussed in Notes 4 and 5 to the unaudited interim consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at December 31, 2009:

(millions)	2010	2011	2012	2013	2014	Thereafter
Bank debt	$-	$1,874	$-	$-	$-	$-
Senior unsecured notes	-	-	-	5	62	1,278
Convertible debentures	18	255	-	-	-	-
Accounts payable	515	-	-	-	-	-
Distributions payable	63	-	-	-	-	-
Total	$596	$2,129	$-	$5	$62	$1,278

2009 FOURTH QUARTER RELEASE

Environmental and Climate Change Risk

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under unlikely assumptions, become material.

Penn West is dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, stakeholder communication, CO2 sequestration, water management and site abandonment/reclamation. We continuously monitor our responsibilities to minimize the environmental impact from our operations, allocate sufficient capital to reclamation and other activities and are committed to mitigating the impact of the areas in which we operate.

Liquidity and Capital Resources

Capitalization
	December 31, 2009		December 31, 2008
(millions)		%		%
Trust units issued, at market	$7,821	69	$5,245	54
Bank loans and long-term notes	3,219	28	3,854	40
Convertible debentures – long-term	255	2	289	3
Working capital deficiency (1)	106	1	270	3
Total enterprise value	$11,401	100	$9,658	100

(1)	Excludes the current portion of risk management, future income taxes and convertible debentures.

During 2009, we paid total distributions, including those funded by the distribution reinvestment plan, of $910 million compared to distributions of $1,500 million for 2008. The monthly distribution was reduced from $0.34 per unit, per month to $0.23 per unit, per month effective with the monthly distribution paid in February 2009. As forward commodity prices fell further, the monthly distribution was further reduced to $0.15 per unit, per month commencing with the distribution paid in May 2009.

The decline in long-term debt in 2009 was mainly due to repayments made on our syndicated bank facility and the appreciation of the Canadian dollar against the US dollar. The working capital deficiency has decreased from December 31, 2008, primarily due to a decline in our accounts payable balance.

The Company has unsecured, revolving, syndicated bank facilities totalling $3.25 billion with $1.9 billion drawn at December 31, 2009, senior unsecured notes of $1.3 billion and convertible debentures of $0.3 billion. For further details on these debt instruments, please refer to the “Financing” and “Convertible Debentures” sections of this MD&A.

In 2009, Penn West completed a number of transactions to actively manage its debt portfolio, including: the completion of an equity offering in February, the closing of $369 million in net asset dispositions, the reduction of our distribution levels, the reduction of our capital programs compared to 2008 and the issuance of additional long-term private notes in May. Additionally, we have an active risk management program to limit our exposure to credit risk and maintain close relationships with our bank syndicate members to monitor credit market developments. These actions aim to increase the likelihood of maintaining our financial flexibility to capture opportunities availed by the current market in addition to the continuation of our capital and distribution programs and the longer-term execution of our business strategies.

2009 FOURTH QUARTER RELEASE

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On December 31, 2009, the Company was in compliance with all of these financial covenants which comprise the following:
	Limit	December 31, 2009
Senior debt to pro forma EBITDA (1)	Less than 3:1	2.0
Total debt to pro forma EBITDA (1)	Less than 4:1	2.0
Senior debt to capitalization	Less than 50 percent	28%
Total debt to capitalization (2)	Less than 55 percent	28 - 31%

(1)	Pro forma EBITDA includes Penn West and Reece and certain property transactions closing in the pro forma period.
(2)	The definitions of Total debt differ slightly among the agreements in relation to convertible debentures.

The 2008 Notes, the UK Notes and the 2009 Notes contain change of control provisions requiring that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes, the UK Notes and the 2009 Notes at par, which the holders of these notes have the right to refuse.

Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would be reset to the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income; however, the amount of taxable income allocated to the trust from the operating entities is subject to management’s discretion. In the event a special distribution is required in order to distribute all of the Trust’s taxable income, such a distribution would generally be in trust units. Penn West has never declared such a distribution and, at the current time, forecasts that such a special distribution will not be required for 2010.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Convertible Debentures

During 2009, convertible debentures with a face value of $12 million (2008 – $nil) were redeemed and settled in units, $4 million (2008 - $56 million) were redeemed and settled in cash, no amounts (2008 - $3 million) were converted and $7 million matured and were settled in units (2008 – $5 million settled in cash).

2009 FOURTH QUARTER RELEASE

At December 31, 2009, the balance of our unsecured, subordinated convertible debentures outstanding was as follows:

Description of security	Outstanding (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
PWT.DB.C 8.0% Convertible (1)	$-	Jun. 30, 2010	$82.14	$1,025 Jul. 1, 2009 to maturity
PWT.DB.D 6.5% Convertible extendible	18	Jul. 31, 2010	$36.82	$1,025 Jul. 31, 2009 to maturity
PWT.DB.E 7.2% Convertible	26	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
PWT.DB.F 6.5% Convertible extendible	229	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity
Total	$273

(1)	Series redeemable at the debenture holder’s option.

Standardized Distributable Cash
	Three months ended December 31		Year ended December 31
(millions, except per unit amounts)	2009	2008	2009	2008
Cash flow from operating activities	$438	$602	$1,401	$2,256
Productive capacity maintenance (1)	(196)	(344)	(688)	(1,095)
Standardized distributable cash	242	258	713	1,161
Proceeds from the issue of trust units (2)	38	53	393	246
Debt and working capital changes	(91)	82	(265)	143
Cash distributions declared	$189	$393	$841	$1,550
Accumulated cash distributions, beginning	4,312	3,267	3,660	2,110
Accumulated cash distributions, ending	$4,501	$3,660	$4,501	$3,660

Standardized distributable cash per unit, basic	0.58	0.67	1.73	3.09
Standardized distributable cash per unit, diluted	0.57	0.66	1.72	3.03
Standardized distributable cash payout ratio (3)	0.78	1.52	1.18	1.34

Distributions declared per unit	$0.45	$1.02	$2.04	$4.08
Net income as a percentage of cash distributions declared	N/A	103%	N/A	79%
Cash flows from operating activities as a percentage of cash distributions declared	232%	153%	167%	146%

(1)	Please refer to our discussion of productive capacity maintenance below.
(2)
Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan, the Employee Retirement Savings Plan and the equity issuance that was completed in February 2009.

(3)	Represents cash distributions declared divided by standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We currently budget our capital programs at approximately 50-60 percent of annual forecast funds flow. Looking forward, given our business strategy to convert to an exploration and production corporation within the next 18 months, our mix of capital and distributions is likely to favour increasing capital allocations to provide our unitholders with returns from growth in our productive capacity. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease or reallocate our debt capital or to maintain or increase our productive capacity. Adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required or desirable based on forecast levels of funds flow, capital efficiency and debt levels. In 2009, we reduced our distribution levels and our capital programs due to market conditions and a low commodity price environment. We closed an issuance of equity in February 2009.

2009 FOURTH QUARTER RELEASE

Productive capacity maintenance is the estimated amount of capital funds required in a period for an enterprise to maintain future cash flows from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on investing 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity over the medium term. We set our internal hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. Due to a high allocation to our oil resource plays in our 2010 capital budget we do not expect our capital expenditures to be disproportionally high in the first quarter of 2010. As we strive to maintain sufficient credit facilities and appropriate levels of debt, any seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Accordingly, distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

(millions, except ratios)	To December 31, 2009
Cumulative standardized distributable cash from operations (1)	$3,437
Issue of trust units	929
Debt and working capital changes	135
Cumulative cash distributions declared (1)	$4,501

Standardized distributable cash payout ratio (2)	1.31

(1)	Subsequent to the trust conversion on May 31, 2005.
(2)	Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

2009 FOURTH QUARTER RELEASE

Financial Instruments

Penn West had the following financial instruments outstanding as at December 31, 2009. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing substantially all such transactions with members of our banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	35,000 bbls/d	Jan/10 – Dec/10	US$60.11 to $75.72/bbl	$(139)
Natural gas
AECO Collars (1)	63,000 GJ/d	Jan/10 – Oct/10	$6.50 to $9.50/GJ	29
Electricity swaps
Alberta Power Pool	50 MW	Jan/10 – Dec/10	$77.82/MWh	(10)
Alberta Power Pool	25 MW	Jan/10 – Dec/11	$66.70/MWh	(6)
Alberta Power Pool	50 MW	Jan/11 – Dec/11	$66.23/MWh	(7)
Interest rate swaps
	$50	Jan/10 – Jun/10	3.68%	(1)
	$250	Jan/10 – Nov/10	2.27%	(4)
	$500	Jan/10 – Dec/11	1.61%	(2)
	$600	Jan/10 – Jan/14	2.71%	(5)
	$50	Jun/10 – Jan/14	1.94%	1
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	3
10-year term	US$80	2017	1.00016 CAD/USD	3
12-year term	US$70	2019	0.99124 CAD/USD	3
15-year term	US$20	2022	0.98740 CAD/USD	1
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(15)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(2)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	-

Total				$(151)

(1) The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.

Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For 2009 an expense of $21 million (2008 – $nil) was recognized to reflect that the floating interest rate decreased compared to the fixed interest rate transacted under our financial instruments.

In the first quarter of 2010, Penn West entered into additional natural gas collars for March 2010 to December 2010 on 30,000 GJ per day at $5.00 per GJ to $5.75 per GJ. Additionally, Penn West entered into electricity swaps for the remainder of 2010 on 15 MW at $50.00 MWh, 2011 on 15 MW at $47.00 MWh, 2012 on 75 MW at $53.65 per MWh and in 2013 on 50MW at $55.20 per MWh.

2009 FOURTH QUARTER RELEASE

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at February 17, 2010 for production and capital expenditures for 2010 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Based upon our current outlook on commodity prices, our 2010 development capital expenditures are expected to be in the range of $700 million to $850 million. Penn West will focus its 2010 capital program on its suite of large-scale light-oil plays including Waskada, Dodsland, Pembina and Swan Hills. The application of horizontal multi-fracture completions technology will be an important factor in the exploitation and development of these opportunities. Based on this level of capital expenditures, our forecast 2010 average production is expected to be approximately 165,000 to 173,000 boe per day.

Our prior forecast, released on December 16, 2009, with the announced property swap agreement and filed on SEDAR at www.sedar.com, was based on 2010 development capital expenditures between $750 million and $900 million and average production of approximately 167,000 to 175,000 boe per day for 2010. We recently revised our commodity price forecasts slightly downward resulting in a modest reduction to our capital program.

Sensitivity Analysis

The disclosures under this heading, in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in our Outlook.

		Impact on funds flow
Change of:	Change	$ millions	$/unit
Price per barrel of liquids	$1.00	17	0.04
Liquids production	1,000 bbls/day	17	0.04
Price per mcf of natural gas	$0.10	10	0.02
Natural gas production	10 mmcf/day	11	0.02
Effective interest rate	1%	2	-
Exchange rate ($US per $CAD)	$0.01	21	0.05

Based on December 31, 2009 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management loss by $11 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management loss by $2 million.

2009 FOURTH QUARTER RELEASE

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$-	$1,874	$-	$5	$62	$1,278
Transportation	21	13	3	-	-	-
Transportation ($US)	3	3	3	3	3	3
Power infrastructure	21	7	7	7	7	4
Drilling rigs	12	3	-	-	-	-
Purchase obligations (1)	13	13	13	12	11	19
Interest obligations	124	105	89	89	85	247
Office lease (2)	$56	$72	$69	$67	$61	$605

(1)	These amounts represent estimated commitments of $62 million for CO2 purchases and $19 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $397 million.

Our syndicated credit facility is due for renewal on January 11, 2011. If we are not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter other loans including term bank loans. In addition, we have an aggregate of $1.3 billion in senior notes maturing between 2014 and 2022. We maintain positive working relationships and are in continuous contact with members in our banking syndicate. Our discussions with our syndicate banks regarding the renewal of our banking syndicate are proceeding as expected and we anticipate we will be successful in renewing our credit facilities on acceptable terms prior to the date of expiry.

Convertible debentures with an aggregate principal amount of $273 million outstanding on December 31, 2009 (2008 - $296 million), and a significant portion of the interest payable on convertible debentures may, at the option of Penn West, be settled by the issuance of trust units. As at February 17, 2010, convertible debentures with an aggregate principal amount of $273 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A or Note 5 to the unaudited interim consolidated financial statements.

Equity Instruments
Trust units issued:
As at December 31, 2009	421,638,737
Issued on exercise of trust unit rights	116,704
Issued to employee savings plan	165,986
Issued pursuant to distribution reinvestment plan	1,031,867
As at February 17, 2010	422,953,294

Trust unit rights outstanding:
As at December 31, 2009	31,816,158
Granted	178,320
Exercised	(116,704)
Forfeited	(795,350)
As at February 17, 2010	31,082,424

2009 FOURTH QUARTER RELEASE

Internal Control over Financial Reporting

No changes in our internal control over financial reporting ("ICOFR") were made during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect our ICOFR.

Accounting Changes and Pronouncements

In February 2008, the CICA issued Handbook Section 3064 - “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on Penn West’s financial statements.

In December 2008, the CICA issued Handbook Section 1582 - “Business Combinations”. This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. Penn West early adopted this standard in the second quarter of 2009 as it substantially aligns U.S. GAAP and International Financial Reporting Standards (“IFRS”). The adoption of this standard had no material impact on Penn West’s financial statements.

In December 2008, the CICA issued Handbook Section 1601 – “Consolidated Financial Statements” and Section 1602 – “Non-Controlling Interest”. These sections outline standards for preparing consolidated financial statements and the treatment of non-controlling interests in a business combination. Penn West early adopted these in the second quarter of 2009. The adoption of these standards had no material impact on Penn West’s financial statements.

In May 2009, the CICA issued amendments to Handbook Section 3862 – “Financial Instruments – Disclosures”. These amendments outline a hierarchy of methods used to determine the fair value of financial instruments at the balance sheet date. Level 1 inputs are based on quoted prices in active markets that Penn West has the ability to access at the measurement date. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability. Level 3 inputs are based on unobservable inputs for the asset or liability. These additional disclosures are effective December 31, 2009.

Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, full cost oil and gas companies can elect to use the recorded amount under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS. Penn West is currently planning to adopt this exemption.

In 2009, our project team completed the diagnostic phase of our project and identified the key differences between Canadian GAAP and IFRS. We then moved into the implementation phase which focused on accounting policy decisions, modifications to IT systems and accounting processes as well as reviewing our internal controls over financial reporting. During the fourth quarter of 2009, our work focused on completing integration testing on our IT systems, conducting a pilot of our newly designed systems and processes and determining IFRS disclosure requirements.

The project team and steering committee continue to provide updates to senior management and the Audit Committee. We will provide the key elements of our plan and progress on the project as information becomes available during the transition period.

2009 FOURTH QUARTER RELEASE

Possible significant accounting differences between our current accounting policies under Canadian GAAP and expected accounting policies under IFRS include the following:

-
Depletion and depreciation of property, plant and equipment (“PP&E”) will be based on significant components. Depletion of resource properties will generally continue to be calculated using the unit-of-production method; however, under IFRS there is an option to base production volumes before royalties on total proved reserves or total proved plus probable reserves. Depreciation of all other assets will be calculated on a straight-line basis over their estimated useful life.

-
Oil and gas properties will be classified as either PP&E or Exploration and Evaluation assets (“E&E”). E&E assets will be measured at cost and are classified according to the nature of the expenditures and whether or not technical feasibility and commercial viability of extracting oil and gas from the property has been demonstrated.

-
E&E costs will be reclassified to PP&E, to the extent they are not impaired, when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no future plans for development activity, then the E&E expenditures are reviewed for impairment. Any impairments are charged to income.

-	Impairment testing on oil and gas properties will be performed at a lower level than under current Canadian GAAP.
-	Share-based payments are expensed based on a graded vesting schedule.
-
Discount rates used in calculating the asset retirement obligation are currently under review by the IASB as there is diversity in practice when selecting a rate. Future changes to the standards and further interpretations of the guidance could lead to a material change in this provision upon adoption of IFRS.

We are currently in the process of evaluating the impact of the above noted accounting policy choices and the effect they will have on our financial statements. We will disclose additional information on the impact of the changes throughout 2010. Any amendments to existing IFRS standards or implementation of new IFRS standards could lead to additional changes.

Related-Party Transactions

During 2009, Penn West paid $2 million (2008 – $5 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

2009 FOURTH QUARTER RELEASE

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that multi-stage fracture technology is key to unlocking the vast resources in large resource-in-place areas in which we have an interest; the total shareholder return that we intend to deliver following our conversion back to a corporation and the components thereof; the nature of and objectives of our capital program in 2010 and beyond, including the areas in which we intend to focus the capital program, the types of plays on which we intend to focus, the number and type of wells we intend to drill in each area, and the ability of our capital program to deliver growth in 2010; our anticipated monthly per unit distribution level and the factors that may affect such distribution level; our intention to accelerate the development of certain of our large scale light oil properties; our future prospects and the factors that will affect those prospects; our intention and ability to focus future development into assets which provide the best economics and value-creation opportunities for our unitholders; our intention and ability to increase our reserve and production by applying new completions technologies to our assets; our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2010 and beyond; our expectations regarding differentials between light, medium and heavy oil prices in 2010; our intention to continue to review strategic acquisitions and dispositions; our belief that we will be successful in renewing our credit facility on acceptable terms prior to its expiry; the disclosure contained under the heading "Update on SIFT Tax and Corporate Conversion", which among other things identifies our intention to convert to a corporate structure within the next 18 months and the factors affecting the timing of such conversion, our expectation that total shareholder return following conversion will be a combination of growth and yield, our potential ability to shield our taxable income from income tax using our tax pools for an extended period of time following the implementation of the SIFT Tax, and the impact the SIFT Tax may have on our distributions and our unitholders; the identity of our primary business risks going forward and the nature and effectiveness of our risk management strategies; the ability of our strategies to increase the likelihood that we will be able to maintain our financial flexibility to capture opportunities availed by the current market, continue our capital and distribution programs, and execute our business strategies; funding sources for distributions and distribution levels and whether a special distribution will be made in 2010; our belief that our current capital programs should be sufficient to maintain our productive capacity over the medium term; our belief that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our capital expenditure levels for 2010, the nature of our 2010 capital expenditures, and our forecast average daily production for 2010; the disclosure contained under the heading "Sensitivity Analysis" relating to the estimated sensitivity of our reported financial results for the next 12 months in respect of funds flow and pre-tax unrealized risk management loss to changes in certain operational and financial metric assumptions; and our expectations regarding the impact that new and pending accounting changes may have on us, including the adoption of IFRS.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Update on SIFT Tax and Corporate Conversion", "Standardized Distributable Cash", "Outlook" and "Sensitivity Analysis".

2009 FOURTH QUARTER RELEASE

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Revised Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Revised Annual Information Form, is available on SEDAR at www.sedar.com.

2009 FOURTH QUARTER RELEASE

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	December 31, 2009	December 31, 2008

Assets
Current
Accounts receivable	$371	$386
Risk management (note 9)	-	448
Future income taxes (note 10)	37	-
Other	101	106
	509	940
Property, plant and equipment (note 3)	11,347	12,452
Goodwill	2,020	2,020
	13,367	14,472
	$13,876	$15,412

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$515	$630
Distributions payable	63	132
Convertible debentures (note 5)	18	7
Future income taxes (note 10)	-	132
Risk management (note 9)	130	-
	726	901
Long-term debt (note 4)	3,219	3,854
Convertible debentures (note 5)	255	289
Risk management (note 9)	21	6
Asset retirement obligations (note 6)	568	614
Future income taxes (note 10)	1,169	1,368
	5,958	7,032
Unitholders’ equity
Unitholders’ capital (note 7)	8,451	7,976
Contributed surplus (note 7)	123	75
Retained earnings (deficit)	(656)	329
	7,918	8,380
	$13,876	$15,412

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (note 13)

2009 FOURTH QUARTER RELEASE

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)

	Three months ended December 31		Year ended December 31
(CAD millions, except per unit amounts, unaudited)	2009	2008	2009	2008

Revenues
Oil and natural gas	$801	$792	$2,859	$4,947
Royalties	(146)	(152)	(495)	(898)
	655	640	2,364	4,049

Risk management gain (loss) (note 9)
Realized	30	176	344	(296)
Unrealized	(107)	581	(554)	660
	578	1,397	2,154	4,413

Expenses
Operating (note 8)	240	229	979	865
Transportation	8	8	34	34
General and administrative (note 8)	43	48	168	158
Financing (notes 4 and 5)	41	53	161	204
Depletion, depreciation and accretion	367	400	1,556	1,594
Unrealized risk management (gain) loss (note 9)	(2)	(1)	39	(1)
Unrealized foreign exchange (gain) loss	(25)	139	(186)	203
Gain on currency contracts	-	-	(75)	-
	672	876	2,676	3,057
Income (loss) before taxes	(94)	521	(522)	1,356

Taxes
Future income tax (recovery) expense (note 10)	(82)	117	(378)	135

Net and comprehensive income (loss)	$(12)	$404	$(144)	$1,221

Retained earnings (deficit), beginning of period	$(455)	$318	$329	$658
Distributions declared	(189)	(393)	(841)	(1,550)
Retained earnings (deficit), end of period	$(656)	$329	$(656)	$329

Net income (loss) per unit
Basic	$(0.03)	$1.05	$(0.35)	$3.25
Diluted	$(0.03)	$1.04	$(0.35)	$3.22
Weighted average units outstanding (millions)
Basic	420.7	385.0	412.9	375.6
Diluted	420.7	391.2	412.9	382.9

See accompanying notes to the unaudited interim consolidated financial statements.

2009 FOURTH QUARTER RELEASE

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended December 31		Year ended December 31
(CAD millions, unaudited)	2009	2008	2009	2008

Operating activities
Net income (loss)	$(12)	$404	$(144)	$1,221
Depletion, depreciation and accretion (note 3)	367	400	1,556	1,594
Future income tax (recovery) expense	(82)	117	(378)	135
Unit-based compensation (note 8)	13	12	52	45
Unrealized risk management loss (gain) (note 9)	105	(582)	593	(661)
Unrealized foreign exchange loss (gain)	(25)	139	(186)	203
Asset retirement expenditures	(16)	(32)	(65)	(85)
Change in non-cash working capital	88	144	(27)	(196)
	438	602	1,401	2,256

Investing activities
Additions to property, plant and equipment	(196)	(344)	(688)	(1,095)
Acquisition of property, plant and equipment	(1)	-	(32)	(17)
Disposition of property, plant and equipment	197	56	401	67
Acquisition costs	-	-	-	(29)
Change in non-cash working capital	30	21	(79)	25
	30	(267)	(398)	(1,049)

Financing activities
Increase (decrease) in bank loan	(315)	36	(687)	1,089
Issue of equity	10	10	280	59
Distributions paid	(163)	(349)	(799)	(1,313)
Proceeds from issuance of notes (note 4)	-	-	238	619
Redemption / maturity of convertible debentures	-	(32)	(4)	(61)
Repayment of acquired credit facilities	-	-	(31)	(1,600)
	(468)	(335)	(1,003)	(1,207)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$56	$73	$147	$200
Income taxes paid (received)	$-	$(1)	$(3)	$5

See accompanying notes to the unaudited interim consolidated financial statements.

2009 FOURTH QUARTER RELEASE

Notes to the Unaudited Interim Consolidated Financial Statements
(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Energy Trust (“Penn West”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and net profit interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to royalty payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2008, except as described below. These unaudited interim consolidated financial statements do not include all of the disclosures outlined in Penn West’s annual financial statements and should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

In February 2008, the CICA issued Handbook Section 3064 - “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on Penn West’s financial statements.

In December 2008, the CICA issued Handbook Section 1582 - “Business Combinations”. This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. Penn West elected to early adopt this standard in the second quarter of 2009 as it substantially aligns with U.S. GAAP and International Financial Reporting Standards (“IFRS”). The adoption of this standard had no material impact on Penn West’s financial statements.

In December 2008, the CICA issued Handbook Section 1601 – “Consolidated Financial Statements” and Section 1602 – “Non-Controlling Interest”. These sections outline standards for preparing consolidated financial statements and the treatment of non-controlling interests in a business combination. Penn West early adopted these in the second quarter of 2009. The adoption of these standards had no material impact on Penn West’s financial statements.

In May 2009, the CICA issued amendments to Handbook Section 3862 – “Financial Instruments – Disclosures”. These amendments outline a hierarchy of methods used to determine the fair value of financial instruments at the balance sheet date. Level 1 inputs are based on quoted prices in active markets that Penn West has the ability to access at the measurement date. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability. Level 3 inputs are based on unobservable inputs for the asset or liability. These additional disclosures are effective December 31, 2009 and disclosed in note 9.

2009 FOURTH QUARTER RELEASE

Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, oil and gas companies can elect to use historical cost under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS.

3. Property, plant and equipment

	As at December 31
	2009	2008
Oil and natural gas properties, including production and processing equipment	$17,929	$17,520
Accumulated depletion and depreciation	(6,582)	(5,068)
Net book value	$11,347	$12,452

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized.

An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2009 and 2008. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

On April 30, 2009, Penn West closed the acquisition of Reece Energy Exploration Corp. (“Reece”), an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which included the assumption of approximately $42 million of debt and working capital.

2009 FOURTH QUARTER RELEASE

4. Long-term debt
	As at December 31
	2009	2008
Bankers’ acceptances and prime rate loans	$1,874	$2,561

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	168	195
5.80%, US$155 million, maturing May 31, 2017	163	189
5.90%, US$140 million, maturing May 31, 2019	147	170
6.05%, US$20 million, maturing May 31, 2022	21	24
	499	578
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	160	186
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	292	339
6.40%, US$49 million, maturing May 29, 2020	52	59
	534	614
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	97	101

Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	52	-
8.89%, US$35 million, maturing May 5, 2016	36	-
9.32%, US$34 million, maturing May 5, 2019	36	-
8.89%, US$35 million, maturing May 5, 2019 (2)	37	-
9.15%, £20 million, maturing May 5, 2019 (3)	34	-
9.22%, €10 million, maturing May 5, 2019 (4)	15	-
7.58%, CAD$5 million, maturing May 5, 2014	5	-
	215	-

Total long-term debt	$3,219	$3,854

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

At December 31, 2009, Penn West Petroleum Ltd. (the “Company”) had an unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $3.25 billion. The facility is extendible and expires on January 11, 2011. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at December 31, 2009, approximately $1.4 billion of unused credit capacity was available.

Letters of credit totalling $2 million were outstanding on December 31, 2009 (2008 - $1 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $33 million in the fourth quarter of 2009 (2008 - $53 million) and $140 million for 2009 (2008 - $204 million). Also included in financing costs is realized losses on interest rate swaps of $8 million in the fourth quarter of 2009 (2008 - $nil) and $21 million for 2009 (2008 - $nil).

2009 FOURTH QUARTER RELEASE

The estimated fair value of the principal and interest obligations of the outstanding unsecured notes was as follows:
	As at December 31
	2009	2008
2007 Notes	$508	$495
2008 Notes	558	536
UK Notes	99	92
2009 Notes	247	-
Total	$1,412	$1,123

5. Convertible debentures

At December 31, 2009, the balance of our unsecured, subordinated convertible debentures outstanding was as follows:

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
8.0% Convertible (1)	PWT.DB.C	Jun. 30, 2010	$82.14	$1,025 Jul. 1, 2009 to maturity
6.5% Convertible extendible	PWT.DB.D	Jul. 31, 2010	$36.82	$1,025 Jul. 31, 2009 to maturity
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity

(1)	Redeemable at the debenture holder’s option.

During 2009, convertible debentures with a face value of $12 million (2008 – $nil) were redeemed and settled in units, $4 million (2008 - $56 million) were redeemed and settled in cash, no amounts (2008 - $3 million) were converted and $7 million matured and were settled in units (2008 – $5 million settled in cash).

	PWT.DB.A	PWT.DB.B	PWT.DB.C	PWT.DB.D	PWT.DB.E	PWT.DB.F
	9.4%	8.0%	8.0%	6.5%	7.2%	6.5%	Total
Balance, Dec. 31, 2007	$-	$-	$-	$-	$-	$-	$-
Acquired	6	8	49	18	50	229	360
Converted	(1)	(1)	(1)	-	-	-	(3)
Redeemed	-	-	(32)	-	(24)	-	(56)
Matured	(5)	-	-	-	-	-	(5)
Balance, Dec. 31, 2008	-	7	16	18	26	229	296
Redeemed	-	-	(16)	-	-	-	(16)
Matured	-	(7)	-	-	-	-	(7)
Balance, Dec 31, 2009	$-	$-	$-	$18	$26	$229	$273

As at December 31, 2009, the current portion of the convertible debentures totalled $18 million (2008 - $7 million) and the remaining $255 million (2008 - $289 million) was classified as long-term. The fair value of the convertible debentures at December 31, 2009, based on quoted market value, was $277 million (2008 - $248 million).

2009 FOURTH QUARTER RELEASE

6. Asset retirement obligations

At December 31, 2009, the total estimated amount to settle Penn West’s asset retirement obligations on an uninflated and undiscounted basis was $2.4 billion (2008 - $2.4 billion) and on an inflated and undiscounted basis was $4.0 billion (2008 - $4.2 billion). The recorded asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2008 - 2.0 percent) and discounting the inflated amount using credit-adjusted rates between 7.0 – 9.0 percent (2008 - 7.0 – 9.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 22 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:
	Year ended December 31
	2009	2008
Balance, beginning of year	$614	$413
Net liabilities incurred (disposed) during the year	(26)	21
Increase in liability due to change in estimate	-	4
Liabilities settled during the year	(65)	(85)
Liabilities acquired in year	3	223
Accretion charges	42	38
Balance, end of year	$568	$614

7. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2007	242,663,164	$3,877
Issued on exercise of trust unit rights (1)	1,319,377	31
Issued to employee trust unit savings plan	1,223,514	33
Issued to distribution reinvestment plan	7,678,507	187
Issued to settle convertible debentures	85,975	3
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Issued on Endev acquisition	3,635,125	114
Balance, December 31, 2008	386,504,586	7,976
Issued on exercise of trust unit rights (1)	414,745	9
Issued to employee trust unit savings plan	2,579,500	37
Issued to distribution reinvestment plan	8,221,146	111
Issued to settle convertible debentures	1,498,247	19
Issued on trust unit offering (net of issue costs/tax)	17,731,000	240
Issued on Reece acquisition	4,689,513	59
Balance, December 31, 2009	421,638,737	$8,451

	Year ended December 31
Contributed surplus	2009	2008
Balance, beginning of year	$75	$35
Unit-based compensation expense	52	45
Net benefit on rights exercised (1)	(4)	(5)
Balance, end of year	$123	$75

(1)	Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

2009 FOURTH QUARTER RELEASE

Average units outstanding	Three months ended December 31		Year ended December 31
(millions of units)	2009	2008	2009	2008
Weighted average
Basic	420.7	385.0	412.9	375.6
Diluted	420.7	391.2	412.9	382.9

For 2009, 31.8 million trust unit rights (2008 – 13.5 million) and 5.3 million units (2008 – 0.6 million) that would be issued on the conversion of the convertible debentures were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive due to the net loss in the period.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. To date, no units have been issued under this facility.

8. Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. To date, no units have been granted to other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five trading day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

	Year ended December 31
	2009		2008
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of year	25,818,380	$22.88	14,486,084	$25.69
Granted	10,889,310	12.88	15,224,042	26.96
Exercised	(414,745)	13.38	(1,319,377)	19.95
Forfeited	(4,476,787)	21.68	(2,572,369)	25.78
Balance before reduction of exercise price	31,816,158	19.75	25,818,380	26.72
Reduction of exercise price for distributions paid	-	(2.10)	-	(3.84)
Outstanding, end of year	31,816,158	$17.65	25,818,380	$22.88
Exercisable, end of year	11,155,528	$20.01	5,254,620	$21.18

2009 FOURTH QUARTER RELEASE

Unit-based compensation expense is based on the fair value of rights issued on the grant date and is amortized over the remaining vesting periods on a straight-line basis allocated as follows:

	Three months ended December 31		Year ended December 31
(millions)	2009	2008	2009	2008
Operating expense	$3	$3	$13	$11
General and administrative expense	10	9	39	34
Unit-based compensation expense	$13	$12	$52	$45

A Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following fair value per trust unit right and weighted average assumptions:

	Year ended December 31
	2009	2008
Average fair value of trust unit rights granted (per unit)	2.08	5.09
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	32.1%	27.0%
Risk-free rate of return (average)	2.1%	3.0%
Distribution yield (1)	11.9%	18.1%

(1)	Represents distributions declared as a percentage of the Penn West’s market price at the balance sheet date.

Employee retirement savings plan

Penn West has an employee retirement savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices. To date, no open market purchases have been made related to the employee retirement savings plan.

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income tax liability), convertible debentures and long-term debt. Except for the senior unsecured notes described in Note 4 and the convertible debentures described in Note 5, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the mark to market values recorded for the financial instruments.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk and environmental risk, is included in the accompanying Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements. A quantitative analysis of risks is included in the Management’s Discussion and Analysis under the heading “Sensitivity Analysis”.

Changes in the fair value of all outstanding financial commodity, power, interest rate, cross currency and foreign exchange contracts are reflected on the balance sheets with a corresponding unrealized gain or loss included in income.

Penn West adopted the amendments to CICA Handbook section 3862 – “Financial Instruments” for its financial assets and liabilities effective December 31, 2009. These amendments outline a hierarchy of methods used to determine the fair value of financial instruments at the balance sheet date. As at December 31, 2009, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued using Level 2 inputs.

2009 FOURTH QUARTER RELEASE

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management	2009	2008
Balance, beginning of year	$442	$(148)
Liabilities acquired in year	-	(71)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(554)	660
Electricity swaps	(25)	3
Interest rate swaps	32	(43)
Foreign exchange forwards	(51)	63
Cross currency swaps	5	(22)
Total fair value, end of year	$(151)	$442

Total fair value consists of the following:
Fair value, end of year – current portion	$(130)	$448
Fair value, end of year – long-term portion	(21)	(6)
Total fair value, end of year	$(151)	$442

The following table reconciles the changes in the fair value of financial instruments including the realized component (cash settlement) in the period:

	As at December 31
Risk management	2009	2008
Balance, beginning of year	$442	$(148)
Liabilities acquired in year	-	(71)
Realized (gain) loss – commodity contracts	(344)	296
Unrealized gain (loss) – commodity contracts	(210)	364
Realized (gain) loss – other	37	(6)
Unrealized gain (loss) – other	(76)	7
Total fair value, end of year	$(151)	$442

2009 FOURTH QUARTER RELEASE

Penn West had the following financial instruments outstanding as at December 31, 2009. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing substantially all such transactions with members of its banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	35,000 bbls/d	Jan/10 – Dec/10	US$60.11 to $75.72/bbl	$(139)
Natural gas
AECO Collars (1)	63,000 GJ/d	Jan/10 – Oct/10	$6.50 to $9.50/GJ	29
Electricity swaps
Alberta Power Pool	50 MW	Jan/10 – Dec/10	$77.82/MWh	(10)
Alberta Power Pool	25 MW	Jan/10 – Dec/11	$66.70/MWh	(6)
Alberta Power Pool	50 MW	Jan/11 – Dec/11	$66.23/MWh	(7)
Interest rate swaps
	$50	Jan/10 – Jun/10	3.68%	(1)
	$250	Jan/10 – Nov/10	2.27%	(4)
	$500	Jan/10 – Dec/11	1.61%	(2)
	$600	Jan/10 – Jan/14	2.71%	(5)
	$50	Jun/10 – Jan/14	1.94%	1
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	3
10-year term	US$80	2017	1.00016 CAD/USD	3
12-year term	US$70	2019	0.99124 CAD/USD	3
15-year term	US$20	2022	0.98740 CAD/USD	1
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(15)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(2)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	-

Total				$(151)

(1) The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.

A realized loss of $16 million (2008 - $6 million gain) on electricity contracts has been included in operating costs for 2009.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For 2009, an expense of $21 million (2008 – $nil) was recognized to reflect that the floating interest rate decreased compared to the fixed interest rate swapped under our financial instruments.

2009 FOURTH QUARTER RELEASE

10. Income taxes

As at December 31 2009, the total future income tax liability of $1,132 million (2008 - $1,500 million) consisted of a $37 million current future income tax asset (2008 - $132 million liability) offset by a $1,169 million long-term future income tax liability (2008 - $1,368 million). The current portion of the future income tax asset represents future income taxes attributable to the unrealized risk management liability.

Penn West recognized a future income tax recovery of $82 million in the fourth quarter of 2009 (2008 - $117 million expense) and a recovery of $378 million in 2009 (2008 - $135 million expense). The 2009 tax recovery included approximately $168 million related to unrealized risk management losses and $65 million related to legislation enacted during the year by the Government of Canada which reduced the provincial component of the SIFT tax rate from 13 percent to 10 percent.

11. Capital management

Penn West manages its capital to provide a flexible structure to support production maintenance and organic growth and other operational strategies, maintain a strong financial position to capture business opportunities and to maintain a stable distribution profile to its unitholders.

Unitholders’ equity, long-term debt and convertible debentures are defined as capital by Penn West. Unitholders’ equity includes unitholders’ capital, contributed surplus and retained earnings (deficit). Long-term debt includes bank loans, the 2007 Notes, the 2008 Notes, the UK Notes and the 2009 Notes.

	As at December 31
	2009	2008
Components of capital
Unitholders’ equity	$7,918	$8,380
Long-term debt	3,219	3,854
Convertible debentures	273	296
Total	$11,410	$12,530

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes, the 2008 Notes, the UK Notes and the 2009 Notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to pro forma EBITDA and senior debt and total debt to capitalization. As at December 31, 2009, the Company was in compliance with all of its financial covenants.

12. Related-party transactions

During 2009, Penn West paid $2 million (2008 – $5 million) of legal fees to a law firm of which a partner is also a director of Penn West.

13. Subsequent events

On January 15, 2010, Penn West closed a property swap increasing its position in its Pembina and Dodsland light oil plays in exchange for certain interests in the Leitchville area. Penn West also received net cash consideration of approximately $434 million, prior to closing adjustments.

In the first quarter of 2010, Penn West entered into additional natural gas collars for March 2010 to December 2010 on 30,000 GJ per day at $5.00 per GJ to $5.75 per GJ. Additionally, Penn West entered into electricity swaps for the remainder of 2010 on 15 MW at $50.00 MWh, 2011 on 15 MW at $47.00 MWh, 2012 on 75 MW at $53.65 per MWh and in 2013 on 50MW at $55.20 per MWh.

2009 FOURTH QUARTER RELEASE

Investor Information

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00 a.m. Mountain Standard Time (12:00 p.m. Eastern Standard Time) on February 18, 2010.

To listen to the conference call, please call one of the following:

416-695-6622 (Toronto)
800-769-8320 (North American toll-free)

This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:
http://events.digitalmedia.telus.com/pennwest/021810/index.php

A taped recording will be available until February 25, 2010 by dialing 416-695-5800 (Toronto) or 800-408-3053 (North American toll-free) and entering pass code 6410823.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 - Ninth Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2009 FOURTH QUARTER RELEASE